Exhibit 99.1

NetEase, Inc. Supplemental and Updated Disclosures

We recently filed a listing application with The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing, or the Listing, of our ordinary shares, par value US$0.0001 per share, on the Main Board of the Hong Kong Stock Exchange.

The listing application contains supplemental and additional descriptions of certain aspects of our business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019, or our 2019 Annual Report.  This exhibit sets forth such new, supplemental and updated information and disclosures as described below.  The disclosure herein supplements and should be read in conjunction with the disclosure in our 2019 Annual Report and other disclosures furnished on Form 6-K.

As we have applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market, or the Nasdaq, will continue to be our primary listing venue.  We have also applied for a number of waivers and/or exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), or the Companies (WUMP) Ordinance, and the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong, or the Takeovers Codes.  If these applications are approved, we would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are normally subject to without such waivers and exemptions, as discussed in greater detail below.  We do not expect the Listing to result in significant additional compliance or disclosure obligations for our company.

Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB7.0808 to US$1.00 and HKD7.7513 to US$1.00, the respective exchange rate on March 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

i

ii

LETTER FROM OUR FOUNDER AND CEO

The following sets forth a letter from our founder and CEO, William Ding, to our investors.

“Believing in the Power of Passion”

CEO William Ding’s Letter to Investors

On NetEase’s 20th Listing Anniversary

Dear NetEase Investors,

When NetEase went public on Nasdaq in June 2000, we began a new journey, which coincided with the start of a new century. We were all curious about what the future would hold.

NetEase’s share price has risen significantly in the 20 years since listing, and we have maintained a regular quarterly dividend for the last six consecutive years, a trend that strongly demonstrates our commitment to returning value to shareholders and symbolises our youthful vigor and vitality.

We are truthful, high-spirited, enthusiastic and curious, rather than complicated and calculating. The contrast of our uncomplicatedness to a world full of complications often makes NetEase an “enigmatic” company.  I’d like to take this opportunity to dispel some of the confusion and misconceptions that may exist about our business.

1.              Some say they don’t understand NetEase’s strategies.

In my view, the term “strategy” has become an overly metaphysical concept, which one associates with an ambitious blueprint and elaborate planning. However, the attractiveness of business lies precisely in the fact that unexpected occurrences often undo carefully calculated plans.

For NetEase, our business strategy is by no means derived from some grand masterplan. Before embarking on new businesses, we usually ask ourselves three questions: Does this product truly address user needs? Are we passionate about it? Are we capable of delivering superior services and products compared to our competitors?

This is our philosophy — one that is centred on user demand, driven by dedication and empowered by capability. Our philosophy embodies a relentless pursuit of our vision and an unwavering belief that we will find our answers in the end.

As such, the notion of being “user centric” and “passionate” is manifest in the history of our company. Through these ideas, one can truly understand us. In an ever-changing world, our ethos and perpetual desire to meet users’ demands remain constant.

NetEase believes in the power of people.

2.              Some say they don’t understand NetEase’s pace.

When it comes to the internet, being perceived as being slow seems to be a “sin” to some.  However, the mere desire for speed comes at the cost of the inability to appreciate beauty and what is really important to users and what makes a product great. NetEase has never feared to progress at its own pace. Instead of being driven by short-term goals, we focus on innovation and delivering premium content and an excellent experience to users. This is the path that we have chosen and adhered to since our early days.

Developing “premium content and product excellence” involves years of hard work. It requires us to dig deep and gain insights into user needs and to attend to the most intricate product details.

LETTER FROM OUR FOUNDER AND CEO

We are okay with spending two decades to fine-tune a game or several years to perfect a music app. Our principle is an unwavering belief in proceeding at our own pace, come what may.

Running a company is not a 100-meter sprint but rather a marathon. One does not simply win the race with a faster start. As we focus on our long-term goals, we strive to create wonders for our users and  the best possible products and services.

NetEase believes in the power of time.

3.              Some say they don’t know how to define NetEase.

NetEase has experienced and withstood numerous market cycles. Our resilience through difficult circumstances is not a result of wit or luck, but a testament to our respect of and adherence to the fundamental driver of long-term business success: the creation of true value for our users and society at large.

From e-mail services, web portals and interactive entertainment to Youdao products, open courses, music streaming and e-commerce services, etc., we don’t define ourselves as a specific type of company nor limit ourselves to one particular field. As long as we believe in our ability to make a difference, we are willing to go the extra mile to achieve it.

Such philosophy sometimes comes at a potential cost of missing short-term gains or being misunderstood, and sometimes being mocked. However, we embrace these obstacles with an unwavering faith in our mission and our values.

We hope to bring a little more positivity and a little more wonderfulness to the world every time that we can. When there is a clash between idealism and practicality, our approach is to lean toward the former. Our thinking is grounded in the belief that if we stick with our principles, wonderfulness will gradually come and be evident in our offerings.

Such is the underlying ethos for success.

NetEase believes in the power of faith.

The Future of NetEase

NetEase’s growth will continue to be transparent and driven by our faith and passion. This remains our blueprint for the next 20 years, one which we will adhere to and persevere with. Going forward, we are committed to the following four causes:

•                  Building an organization that is self-evolving and entrepreneurial

Since the end of 2018, we have enacted a series of organizational and structural adjustments to streamline and stay focused on our core businesses, which we believe has made us more resilient to global crises. Our next step is to prioritise organizational development. We recently revisited our corporate culture, accentuating key notions of our corporate values such as “passion” and “connection with users” with our employees — values we intend to embody and uphold.

NetEase became listed on Nasdaq when I was 29 years old. At that time, we had 221 employees. Today, the number of our employees has grown almost a hundred-fold to over 20,000, while the average age of our employees has remained under 29. A coincidence, but also a perfect reflection of NetEase: seasoned and mature, yet young and entrepreneurial.

We will continue to aggressively search for youthful, intelligent, dedicated and intrepid talents to train and nurture. We want them to have the right opportunity to grow quickly and shine. This will be of great importance.

LETTER FROM OUR FOUNDER AND CEO

•                  Advancing NetEase’s strategy of quality and excellence to continue delivering products and services that make us proud

2020 will no doubt be a year of uncertainties and challenges, but our pursuit of excellence remains unchanged. NetEase strives to run businesses and develop products that withstand the test of time. We aim to exceed user expectations, not merely meet them.

We aspire to create products and services that our employees are proud of and our users truly love. While such pursuit of excellence may bring forth competition and imitation, it will further drive us to reflect and continue to innovate in order to be an industry leader — a positive cycle that ultimately improves the user experience

•                  Embracing global opportunities while further solidifying our position in China

In the last several years, NetEase has started to explore global opportunities. While some people may not have noticed these efforts, we have seen remarkable results in these early explorations.

Becoming more global is a crucial part of and an inevitable step in NetEase’s growth. Our vision to “foster collaboration and realize people’s aspiration for a better life through technology and innovation” calls for a bigger platform. Going forward, as we continue to solidify our position in China, we will also further expand overseas, driving innovation and breakthroughs through incubation, investment, collaboration, and strategic partnerships. We strongly believe that high-quality Chinese products and services deserve more spotlight on the international stage.

•                  Empowering individuals with more accessible resources

The start of NetEase was inspired by the spirit of the internet. We will continue to adhere to this spirit of openness, fairness and sharing as we march forward. We are not only driven by short-term profits and hope our stakeholders can understand and support our philosophy.

The post-Covid-19 era may be different but also presents unique opportunities for growth. NetEase will continue to help our community in areas such as basic human needs and empower people with innovations and technology in areas such as education and entertainment.

So to the shareholders of NetEase, I wish to say that when NetEase first became public 20 years ago, our youthfulness was the biggest barrier to gaining trust from the investment community and the media. But as you have witnessed, it was exactly our youthfulness that fuelled our enthusiasm for hope and opportunity in the decades that followed.

As we come to NetEase’s 20th listing anniversary this month, we are at another new starting point. We are also preparing our secondary listing on the Stock Exchange of Hong Kong, bringing our established brand back to China. I believe that returning to a market that is closer to our roots will further fuel our passion in our business and our users.

We would like to thank our colleagues and users for accompanying us on NetEase’s long journey. And a big thank you to our shareholders. I would like to conclude with a phrase I used in 2003 at my alma mater:

“To date, we have yet to achieve success and are still growing.”

William Ding

Founder and CEO of NetEase

RECENT DEVELOPMENTS

The following section presents updates relating to our operating and financial information, the impact of COVID-19 pandemic on our business and results of operations subsequent to the year ended December 31, 2019, the recent U.S. legislative activity which could potentially affect us and the trading of our American Depositary Shares, or ADSs, and our expected dividend payment for the first quarter of 2020.  For supplemental financial information concerning the three months ended March 31, 2020 and 2019, please refer to the section titled “Financial Information” herein.  For our unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and 2020 and as of March 31, 2020, please refer to our Form 6-K and accompanying exhibits that were furnished with the U.S. Securities and Exchange Commission, or the SEC, on May 29, 2020.

The following sets forth our selected unaudited financial data for the three months ended March 31, 2019 and 2020.  Please refer to “Financial Information” included elsewhere in this document for information regarding trends and other factors that may affect our results of operations.

•                  Net revenues increased by 18.3% to RMB17,062.4 million (US$2,409.7 million) for the three months ended March 31, 2020 from RMB14,422.2 million for the three months ended March 31, 2019.

•                  Net revenues from online game services increased by 14.1% to RMB13,518.2 million (US$1,909.1 million) for the three months ended March 31, 2020 from RMB11,850.2 million for the three months ended March 31, 2019.

•                  Net revenues from Youdao, Inc. or Youdao, increased by 139.8% to RMB541.4 million (US$76.5 million) for the three months ended March 31, 2020 from RMB225.7 million for the three months ended March 31, 2019.

•                  Net revenues from innovative businesses and others increased by 28.0% to RMB3,002.7 million (US$424.1 million) for the three months ended March 31, 2020 from RMB2,346.3 million for the three months ended March 31, 2019.

•                  Gross profit increased by 21.2% to RMB9,377.6 million (US$1,324.4 million) for the three months ended March 31, 2020 from RMB7,737.7 million for the three months ended March 31, 2019.

•                  Total operating expenses were RMB4,891.2 million (US$690.8 million) for the three months ended March 31, 2020, representing an increase of 22.8% from RMB3,982.6 million for the three months ended March 31, 2019.

•                  Net income from continuing operations attributable to our shareholders increased by 29.9% to RMB3,551.0 million (US$501.5 million) for the three months ended March 31, 2020 from  RMB2,732.9 million for the three months ended March 31, 2019.

•                  Net income attributable to our shareholders increased by 49.1% to RMB3,551.0 million (US$501.5 million) for the three months ended March 31, 2020 from RMB2,382.1 million for the three months ended March 31, 2019.

•                  Basic net income from continuing operations per ADS for the three months ended March 31, 2020 was US$3.88.

In addition, the COVID-19 outbreak has caused and may continue to cause us to implement temporary adjustments of work schemes allowing employees to work from home.  We prioritize the health and safety of our employees, and have also taken various other preventative and quarantine measures across our group, including monitoring our employees’ health and optimizing our technology systems to better serve a remote working environment.  These measures have enabled us to continue carrying out our business without disruption.

RECENT DEVELOPMENTS

The deterioration in economic conditions in connection with the global outbreak has caused, and may continue to cause, decreases or delays in advertising and marketing service spending and budgets of customers across our platforms.  Our online games and intelligent learning businesses have not been materially impacted by the pandemic as of the date of this current report on Form 6-K.  The extent to which the COVID-19 outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.  As of the date of this current report on Form 6-K, we are not aware of any material adverse effects on our financial statements as a result of the COVID-19 outbreak.

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill.  If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted from the Nasdaq if we are unable to meet the Public Company Accounting Oversight Board, or PCAOB, inspection requirement proposed by the Kennedy Bill in time.  For additional information, see “Risk Factors—Risks related to our Ordinary Shares, ADSs and the Listing—Our auditor of the consolidated financial statements included in our annual report on Form 20-F filed with the SEC, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently you are deprived of the benefits of such inspection.”

In May 2020, our board of directors approved a dividend of US$0.0464 per ordinary share  (equivalent to US$1.16 per ADS, representing 25 ordinary shares) for the first quarter of 2020, or the Q1 Dividend, and we expect to make dividend payments on June 23, 2020 to shareholders of record as of the close of business on June 12, 2020. For additional information, see “Financial Information—Dividend Policy.”

RISK FACTORS

The following sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our Form 20-F as well as additional new risk factors relating to the Listing.

RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY

Risks related to our online game business

Any difficulties or delays in receiving approval from the relevant government authorities for our new games, or new expansion packs for or material changes to our existing games, could adversely affect our games’ popularity and profitability.

All games we release in China require government approvals.  Moreover, even after certain games have received government approvals, any expansion packs for or material changes to the content of those games may require further government approvals.  We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such games.  In particular, game approvals in 2018 experienced certain delays, although the approvals resumed starting from the end of 2018.  Since then, China’s game regulatory authority has officially published a few lists of newly approved game titles, including a number of our online games, and the approval processes for game titles appears to have returned to normal in 2019.  There was, however, a decline in the number of games which received approvals in 2019 compared to previous years.  We are not certain of the cause of the delays in 2018 or reduced number of approvals in 2019.  In addition, no laws, regulations or official clarifications had been promulgated or published in relation to such delay and resumption of the assessment and approval procedures, and it is unclear whether there will be any similar delays in the future.  We cannot predict the effect any future delay in approvals may have on our results of operations.  We received our most recent regulatory approval for a new online game in May 2020.

According to several news reports in December 2018, the People’s Republic of China, or the PRC, regulators established the Online Games Ethics Committee for the purpose of reviewing online games, and based on the assessment conducted by the Online Games Ethics Committee, PRC regulators reviewed and rejected nine of an initial batch of 20 games.  As of the date of this current report on Form 6-K, no official laws and regulations had been promulgated or published in relation to the assessment criteria and procedures of the Online Games Ethics Committee.  However, the formation of the Online Games Ethics Committee and its assessment criteria and procedures could impact our ability to launch and publish new games going forward, and require us to spend more time and costs in preparing and receiving the approvals necessary to launch our games.  In addition, our games that have already received the relevant approval may also be subject to further review by the Online Games Ethics Committee, and we may be required to modify the content of our games, which will further add to our regulatory compliance costs and expenses.

Risks related to our other business

Our intelligent learning, music streaming, e-commerce and other innovative businesses are subject to a broad range of laws and regulations.  Any lack of requisite approvals, licenses or permits applicable to these businesses or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our intelligent learning, music streaming, e-commerce and other innovative businesses are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations.

For example, the private education industry in the PRC is subject to various regulations, and certain aspects of Youdao’s business operations may be deemed not to be in full compliance with them.  Among other things, a “private school” is required to obtain approval or a permit from the relevant government authorities in China.  However, it remains unclear in practice as to whether and how an online education service providers, in particular those that provide, among other things, after-school training services to primary and secondary school students, need to comply with the operating permit requirement under applicable PRC law.  In addition, various PRC regulations require that Youdao make certain filings with the relevant provincial regulatory authorities for education and to comply with certain regulatory requirements for its intelligent learning business.  As of the date of this current report on Form 6-K, we have not received any written notice of warning from, or been subject to penalties imposed by the relevant authorities for alleged failure by Youdao to comply with any applicable regulations and have completed or submitted applications for the filings required by such applicable regulations for most of the mobile apps Youdao operates.  We are also preparing the required filings for Youdao’s newly launched and other learning apps.  We cannot assure you, however, that we will complete all such filings and comply with other regulatory requirements in a timely manner, or at all.

RISK FACTORS

Our e-commerce business is also subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically.  We may also be required to obtain licenses and permits from different regulatory authorities in order to sell certain categories of products on our e-commerce platform.  In addition, the online activities of all of these businesses are subject to PRC regulations governing foreign ownership of companies in the internet industry and the licensing requirements pertaining to them, as well as internet access and the distribution of online content including music, music videos, online educational content and other forms of content over the internet.

If the PRC governmental authorities determine that we are not in compliance with all the requirements under applicable laws and regulations, we may be subject to fines and/or other sanctions, and our operations could be disrupted.  As these industries are evolving rapidly in China, it is also uncertain whether and how the PRC government would promulgate additional laws and regulations regarding our intelligent learning, music streaming, e-commerce and other innovative businesses.  If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct these businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.  Failure to maintain or regain compliance may materially and adversely affect our business, financial condition and results of operations.

Risks related to our operations overall

We are exposed to credit risk on our accounts receivable, which may be heightened during periods of uncertain economic conditions.

Our outstanding accounts receivable are not covered by collateral or credit insurance.  While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results.

We face risks associated with our long-term and short-term investments.

We currently invest a portion of our capital in long-term and short-term investments.  As of March 31, 2020, our long-term investments mainly consisted of investment in equity method investees, equity investments with readily determinable fair values and equity investments without readily determinable fair values, and our short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased.  These investments may earn yields substantially lower than anticipated, and any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results.

We had investment income of RMB362.1 million, investment losses of RMB22.4 million, investment income of RMB1,306.3 million and investment losses of RMB109.7 million (US$15.5 million) for the years ended December 31, 2017, 2018 and 2019 and for the three months ended March 31, 2020, respectively.  We also had unrealized losses on available-for- sale securities recorded in “other comprehensive income”, net of tax of RMB23.3 million for the year ended December 31, 2017, and nil for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively.

RISK FACTORS

Risks related to doing business in China

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, which may subject us to PRC income tax on our global income and result in dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, becoming subject to taxes under PRC tax laws, which may materially reduce the value of your investment.

Under the PRC Enterprise Income Tax Law, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and will generally be subject to the uniform 25.0% EIT rate for their global income.  Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of the enterprise.  In April 2009, the PRC tax authority promulgated a circular to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises established outside of the PRC that are controlled by entities established within the PRC.  However, the relevant laws and regulations remain unclear regarding treatment of an enterprise established outside the PRC that is not controlled by entities established within the PRC.

Some of our management is currently located in the PRC.  Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax, or EIT, rate of 25.0% of our global income, and as a result, the amount of dividends we can pay to our shareholders could be reduced.  We cannot confirm whether we will be considered a “resident enterprise” because the implementation rules are unclear at this time.

Under the implementation rules of the PRC Enterprise Income Tax Law, dividends paid to “non-resident enterprises” by “resident enterprises” on profits earned after January 1, 2008 are regarded as income from “sources within the PRC” and therefore subject to a 10.0% withholding income tax, while dividends on profits earned before January 1, 2008 are not subject to the withholding income tax.  Similarly, gains realized on the transfer of ordinary shares or ADSs by “non-resident enterprises” are also subject to a 10.0% PRC EIT if such gains are regarded as income derived from sources within the PRC.  A lower withholding income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdictions that have a favorable tax treaty arrangement with China.  Nevertheless, the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties, or the SAT Circular 9, which was issued on February 3, 2018 by the State Taxation Administration, or the SAT, and effective on April 1, 2018, provides that a “non-resident enterprise” which does not engage in substantive business activities may not be deemed to be a beneficial owner that is entitled to the above-mentioned reduced income tax rate of 5%.  It is unclear at this stage whether SAT Circular 9 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries.  It is possible that under SAT Circular 9 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that, if such dividends are subject to withholding, such withholding rate would be 10% rather than the favorable 5% rate generally applicable under the tax treaty between mainland China and Hong Kong.

Because we may be treated as a “resident enterprise,” any dividends paid to the investors which are considered “non-resident enterprises” and individual shareholders who are non-PRC residents may be subject to withholding income tax, and gains realized on the transfer of our ordinary shares or ADSs by such investors may be subject to PRC income tax if such dividends or gains are deemed to be from PRC sources, which may adversely and materially affect the value of the investment in our shares or ADSs.  The tax rate for gains and dividends is 10% for “non-resident enterprise” shareholders and 20% for non-PRC individual shareholders, subject to any reduction or exemption set forth in applicable tax treaties.  However, it is unclear whether in practice non-PRC shareholders would be able to obtain the benefits of income tax treaties entered into between PRC and their countries or areas.

Risks related to our Ordinary Shares, the ADSs and the Listing

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeover Codes, and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

RISK FACTORS

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

The trading price of ADSs has been and is likely to continue to be, and the trading price of our ordinary shares can be, volatile, which could result in substantial losses to holders of our ordinary shares and/or the ADSs.

The trading price of ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons if the Listing is consummated. For example, the trading prices of ADSs ranged from US$209.01 to US$325.00 per ADS in 2019. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies, that have listed their securities in Hong Kong and/or the United States may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies. Consequently, the trading performance of our ordinary shares and/or the ADSs may be adversely and materially affected, regardless of our actual operation performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares and/or the ADSs may be highly volatile for factors specific to our operation, including the followings:

•                  variations in our results of operations that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;

•                  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other market players in our industries;

•                  announcements made by us or our competitors of new features or functionalities or other product and service offerings, investments, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  press and other reports, whether or not true, about our business, including negative reports published by short sellers, regardless of their veracity or materiality to us;

•                  litigation and regulatory allegations or proceedings that involve us and our directors;

•                  additions to or departures of our management;

•                  political or market instability or disruptions, and actual or perceived social unrest in the markets where we operate;

•                  fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;

RISK FACTORS

•                  sales or perceived potential sales or other dispositions of existing or additional ordinary shares and/or ADSs or other equity or equity-linked securities;

•                  any actual or alleged illegal acts of our senior management or other key employees;

•                  any share repurchase program; and

•                  regulatory developments affecting us or our industry, customers, licensors and other suppliers.

In particular, our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future, which may adversely impact the trading price of our ADSs and ordinary shares. Historically, usage of our online games has generally increased around the Chinese holidays, particularly the winter and summer school holidays. Our Youdao platform tends to have larger student enrollments in the second and fourth quarters when it offers more courses including, for example, test preparation courses for school exams in the spring and fall semesters and China’s national college entrance exams, national postgraduate entrance exams and college English tests, compared to the rest of the year. Revenues from innovative businesses and others, including advertising services, have followed the same general seasonal trend throughout each year, with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of customers’ annual budgets, and the fourth quarter as the strongest. Our e-commerce business revenues are relatively lower during the Chinese New Year holiday season in the first quarter of each year, while sales in the fourth quarter are higher than each of the preceding three quarters due to a variety of promotional activities conducted by retail and e-commerce businesses in China. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us, such as the large decline in share prices in the United States in early 2020. These market and industry fluctuations may significantly affect the trading price of our ordinary shares and/or ADSs. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company.

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Denny Lee, was named as a defendant in ongoing securities class action lawsuits filed in the United States against NIO Inc., a company listed on the New York Stock Exchange (ticker: NIO), together with certain current, former directors and/or senior officers of NIO Inc., regarding an alleged misrepresentation in the registration statement and the document filed in connection with the company’s initial public offering. Mr. Lee’s appointment as the independent director of NIO Inc. was effective immediately after the SEC’s declaration of effectiveness of NIO Inc.’s registration statement on Form F-1, of which its document is a part. Mr. Lee has also been named as a defendant in a putative class action lawsuit against another U.S.-listed company. All of these cases concern Mr. Lee in his capacity as an independent director of such U.S.-listed companies. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our ordinary shares and/or ADSs to decline.

Sales of our ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares and/or ADSs to decline significantly. All of our ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the Securities Act, under trading plans adopted pursuant to Rule 10b5-1 or otherwise.

RISK FACTORS

Divesture in the future of our ordinary shares and/or ADSs by shareholders, the announcement of any plan to divest our ordinary shares and/or ADS, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our ordinary shares and/or ADSs to decline.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and/or ADSs.

Upon the listing on the Hong Kong Stock Exchange, we will be subject to Hong Kong and SEC requirements and Nasdaq rules concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of the ordinary shares after the Listing.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange after the Listing. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq may be adversely affected.

The time required for the exchange between ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs are traded, and the ordinary shares will be traded, respectively. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange for ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq rules.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq rules. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq rules applicable to U.S. domestic issuers. For instance, we are not required to:

RISK FACTORS

•                  have a majority of the board be independent (although all of the members of the audit committee must be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act);

•                  have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•                  have regularly scheduled executive sessions for non-management directors; or

•                  have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. Specifically, our board of directors adopted our 2009 RSU Plan and 2019 RSU Plan without seeking shareholder approval which is generally required under Rule 5635(c) of the Nasdaq Marketplace Rules. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements. In situations where we choose to follow home country practices, our shareholders may be afforded less protection than they otherwise would under Nasdaq rules applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our ADSs may be afforded less protection or information than they would under the Exchange Act rules applicable to U.S. domestic companies.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

Holders of ADSs may exercise their voting rights with respect to the underlying ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary will endeavor, in so far as practicable, to vote the underlying ordinary shares represented by their ADSs in accordance with these instructions. However, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares represented by their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of ADSs may not be able to exercise their rights to vote and they may lack recourse if the underlying ordinary shares represented by their ADSs are not voted as they requested.

RISK FACTORS

Except in limited circumstances, the depositary will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of holders of ordinary shares and/or the ADSs.

Under the deposit agreement, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if holders of ADSs fail to give voting instructions to the depositary, they cannot prevent our ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Holders of ADSs may not receive distributions on our ordinary shares if the depositary decides it is impractical or unlawful to make such distributions.

The depositary has agreed to pay cash to holders of ADSs to the extent that we decide to distribute cash dividends or other cash distributions on our ordinary shares or other deposited securities. In the second quarter of 2019, our board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of our anticipated net income after tax in each fiscal quarter. Our board of directors also approved an additional special dividend equivalent to US$3.45 per ADS in the third quarter of 2019.

To the extent that there is a distribution in shares, rights or other securities and properties, the depositary has agreed to distribute to holders of ADSs the shares, rights or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to take any other action to permit the distribution of shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our ordinary shares if it is impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

RISK FACTORS

Our auditor of the consolidated financial statements included in our annual report on Form 20-F filed with the SEC, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently you are deprived of the benefits of such inspection.

Our auditor of the consolidated financial statements included in our annual report on Form 20-F filed with the SEC, the independent registered public accounting firm, as an auditor of companies that are registered with the SEC and traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.  It is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC, or the MOF.  The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and the PRC.  The PCAOB continues to engage in discussions with the CSRC and the MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based companies that trade on U.S. exchanges.  However, the implementation procedures of the MOU remain uncertain.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies.  In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.  However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm.  As a result, we and our investors are deprived of the benefits of such PCAOB inspections.  The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in us to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm.  The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list.

On May 20, 2020, the U.S. Senate passed the Kennedy Bill. If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

RISK FACTORS

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our ordinary shares might fluctuate significantly.

Following the completion of the Listing, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the Nasdaq might not be indicative of those of our ordinary shares on the Hong Kong Stock Exchange following the completion of the Listing. If an active trading market of our ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Listing, the market price and liquidity of our ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading. Without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, it is unclear whether and when our ordinary shares with a secondary listing in Hong Kong will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our ordinary shares and therefore may limit the liquidity of the trading of our ordinary shares on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to deposits of our ordinary shares into or withdrawal of our ordinary shares from the ADS facility or trading of our ADSs following the listing of our ordinary shares on the Hong Kong Stock Exchange.

In connection with the Listing, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that will be traded on the Hong Kong Stock Exchange following the Listing will be registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate exchanges between ordinary shares trading in Hong Kong and ADSs and their respective trading on the Hong Kong Stock Exchange and Nasdaq, we also intend to move a portion of our issued ordinary shares, including all of the ordinary shares deposited in our ADS program, from our Cayman share register to our Hong Kong share register.

RISK FACTORS

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading of ADSs representing shares of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers, or on the deposit of shares in or withdrawal of shares from ADS facilities of that kind. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs representing shares of these dual-listed companies or the deposit of shares in or withdrawal of shares from those ADS facilities constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise you to consult with your own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading of those ADSs or deposits of shares in or withdrawal of shares from those ADS facilities, the trading price and the value of our ordinary shares and/or the ADSs may be affected.

If we are classified as a passive foreign investment company, or PFIC, such classification could result in adverse U.S. federal income tax consequences to U.S. investors.

We could be classified as a PFIC, by the U.S. Internal Revenue Service, or the IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our ordinary shares or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We do not believe that we were a PFIC for the taxable years 2017, 2018 and 2019. Based on certain estimates and assumptions, we do not expect to be a PFIC for taxable year 2020.  However, the PFIC determination is highly fact intensive and made at the end of each taxable year, we hold and will continue to hold a substantial amount of cash and cash equivalents, and our PFIC status may depend in large part in the market price of our ADSs and ordinary shares which is likely to fluctuate. For these reasons, there can be no assurance that we are not a PFIC in taxable year 2020 or that we will not be a PFIC in any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

If we are or become a PFIC, and, if so, if one or more of our subsidiaries or variable interest entities, or VIEs, are treated as PFICs, U.S. investors would be subject to adverse U.S. federal income tax consequences, such as increased tax liability on capital gains and actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. investors make (or are eligible to make) a timely mark-to-market election may affect the U.S. federal income tax consequences to U.S. investors with respect to the acquisition, ownership and disposition of our ordinary shares and ADSs and any distributions such U.S. investors may receive. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund, or QEF, election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares and ADSs.

If we are a PFIC in any year with respect to a U.S. investor, the U.S. investor will be required to file an annual information return on IRS Form 8621 (or other then-applicable IRS Form or statement) regarding distributions received on our ordinary shares or ADSs and any gain realized on the disposition of our ordinary shares or ADSs, and certain U.S. investors will be required to file an annual information return (also on IRS Form 8621 or other then-applicable IRS Form or statement) relating to their ownership of our ordinary shares or ADSs. U.S. investors should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

BUSINESS

The following section sets forth updated and supplemental information relating to selected aspects of our business and operations to reflect changes subsequent to the filing of our 2019 Annual Report.

OVERVIEW

Our mission

Our mission is to create wonders through delivering premium content and excellent service to users.

This mission has guided us through the past 23 years in delivering premium content and services.  We started as a Chinese internet portal in the late 1990s, and established our media and e-mail services that continue to thrive today; strategically expanded into online games in 2001, which now makes us the second largest mobile game company in the world in terms of combined iOS and Google Play user spending in 2019, according to App Annie Inc., or App Annie, a global mobile application intelligence platform; launched our Youdao business in 2006 that eventually became an New York Stock Exchange-listed intelligent learning platform; introduced NetEase Cloud Music, a music streaming platform, in 2013; and opened our e-commerce platform Yanxuan in 2016, which quickly emerged as a destination for private label merchandise.

Our vision

Founded by William Lei Ding in 1997, our vision is to foster collaboration and realize people's aspiration for a better life through technology and innovation.

Our core values

The following integrated concepts form the fundamentals of our corporate values.

Passion — From the grand pursuits of excellence in user experience, content creation and operation, to the everyday focus on taking care of our employees, our collective passion for being a good company is manifest in every aspect of our operations.

User-centricity — We follow the user-centric philosophy to run all of our businesses.  While our core businesses have evolved throughout the decades, one thing that remains constant is our ability to predict and address the shifting trends in user behavior and preferences.

Innovation — At the core of our relentless innovation is our ability to effectively execute and deliver tangible results from these ideas and technologies.

Harmony — We empower all stakeholders of our communities, and draw creativity and inspiration from our users, employees and business partners around the world to achieve our mission.

Since Day 1, we have persistently focused on our core values, which solidify our services and products, motivate us to create and grow new ideas, and serve as the compass for our endless exploration of new initiatives and opportunities.

BUSINESS

Who we are today

ONLINE GAMES

2019 ONLINE GAMES REVENUE SPLIT

PC
29%
Mobile
71%
Overseas
11%
China
89%
Licensed
10%
Self-developed
90%

SELF-DEVELOPED GAMES

- Fantasy Westward Journey (Mobile)
- Westward Journey (Mobile)
- Onmyoji series
- Knives Out
- Identity V
- Fantasy Westward Journey (PC)
- Westward Journey (PC)
- Justice

LICENSED GAMES

- World of Warcraft (Blizzard)
- Diablo III (Blizzard)
- Hearthstone (Blizzard)
- Minecraft (Microsoft)

YOUDAO

LEARNING SERVICES

- Youdao Premium Courses
- China University MOOC
- Youdao Smart Cloud

LEARNING PRODUCTS

- Youdao Dictionary
- Youdao Translation
- Youdao Dictionary Pen

INNOVATIVE BUSINESSES AND OTHERS

- NetEase Cloud Music
- NetEase Yanxuan
- 網易 NETEASE www.163.com
- NetEase News
- NetEase CC Live-streaming
- NetEase Mail

We have a successful online game business, developing and operating a rich portfolio of highly popular titles. We currently offer over 140 mobile and PC games across a wide range of genres, satisfying the ever-growing and diversifying needs of the global gamer community. Leveraging our user insights and execution expertise, we also incubated and developed in-house a pipeline of innovative and successful businesses, including intelligent learning and other businesses, ranging from music streaming and private label e-commerce to internet media, e-mail services and others. As of December 31, 2019, we had over 1.0 billion registered e-mail users and over 800 million NetEase Cloud Music registered users. We also had over 100 million Youdao average monthly active users, or MAUs, which is the average of the monthly number of unique mobile or PC devices, as the case may be, that access a product or service at least once in that month, in 2019.

Online games

We are the second largest mobile game company in the world in terms of combined iOS and Google Play user spending in 2019, according to App Annie.  Our expertise in developing and operating game content has laid the foundation for successful overseas expansion.  In 2019, overseas games revenues accounted for 11% of our total games revenues.

BUSINESS

Meticulously crafted and imbued with operational expertise distilled from decades of experience, many NetEase games have secured their places among the most successful IP franchises in the history of online games.  Over the past two decades, we have consistently rolled out blockbuster game titles, and maintained their longevity and vitality through frequent content updates and other operational innovations.  Our first major flagship game franchise Westward Journey Online, which debuted in 2001, remains popular with gamers today as a result of continued content and format updates, as well as innovation in play modes over the past 19 years.  Just to name a couple more examples among our star-studded line-up of popular online games, Onmyoji topped the China iOS grossing chart multiple times in 2019, and Knives Out topped Japan’s iOS grossing chart multiple times in 2019, testifying to the global appeal of our games.

As a true testament to our in-house game development and operational strengths, we have established a distinguished track record of long-term collaborations with revered global IP powerhouses and studios such as Blizzard, Marvel, Microsoft and Warner Brothers.  With Blizzard, our collaboration initially started with PC game licensing for the China market in 2008 and has since been broadened to the co-development of Diablo®  ImmortalTM, a milestone in Blizzard’s foray into mobile games with its iconic Diablo franchise.  MARVEL Super War, our collaboration with Marvel Entertainment, has gained widespread popularity since its official launch in December 2019 and topped many iOS download charts in Southeast Asia.

We generate our mobile game revenues primarily from the sale of in-game virtual items within the games.  We distribute our mobile games through partnerships with major Android and iOS-based app stores as well as proprietary distribution channels, such as our mobile apps and websites.  We generate revenue from our PC games mainly through sales of prepaid points.

Intelligent learning

Youdao is an intelligent learning company in China with over 100 million average MAUs in 2019, and has achieved early success in a number of overseas markets.  Starting from online knowledge tools, Youdao currently offers a comprehensive suite of learning services and products that are accessible, reliable and trustworthy.  For tens of millions of people, Youdao is the go-to destination for looking up a word, translating a foreign language, preparing for an exam, or learning a new skill.

In 2007, Youdao launched its flagship Youdao Dictionary, which had over 50 million average MAUs in 2019.  The early success of Youdao Dictionary and other learning tools has enabled us to attract a massive user base, build a strong brand, and channel this organic user traffic into a broad range of services and products addressing lifelong learning needs of pre-school, K-12 and college students as well as adult learners, including online learning services and products and smart devices.  Our smart devices seamlessly integrate advanced artificial intelligence, or AI, algorithms and data analytics, which serve to supplement our online courses and learning products and further enhance users’ learning experience and efficiency.

We currently generate the majority of the revenues for Youdao’s learning services and products from its online courses in the form of the tuition fees received from students.  We also generate revenues from Youdao’s online marketing services through the provision of different formats of advertisements.

Innovative businesses and others

We have incubated and developed in-house a number of innovative and thriving businesses.

NetEase Cloud Music is a popular music streaming platform in China with over 800 million registered users as of December 31, 2019.  It delivers a differentiated and premium user experience in terms of the music offered.  Focused on discovering and promoting emerging musicians, NetEase Cloud Music has rapidly grown into the destination of choice for exploring new and independent music among music enthusiasts in China.  Our vibrant community had attracted over 100,000 independent musicians as of December 31, 2019, generating over 270 billion playbacks of their songs in 2019.

BUSINESS

Yanxuan is our e-commerce platform that primarily sells private label products with a strong emphasis on quality and value for money.  Product categories include apparel, homeware, kitchenware and other general merchandise which we primarily source from original design manufacturers in China.  Products and manufacturers are carefully selected with the goal of achieving high value for money.  Yanxuan has established close partnerships with its selection of quality manufacturers.  It utilizes data analytics to help these suppliers enhance their efficiency and product appeal, particularly in terms of merchandise design and production.

NetEase Media is a well-established internet media platform in China delivering professional news and other quality information to our users.  Our media platform has three components, the NetEase News mobile application, www.163.com portal and a set of other vertical mobile products.  Our media platform offers a wide range of features that promote user interactions and foster a vibrant online user community who actively contribute to the commentary sections.  Our drive for journalistic integrity and high-quality content offerings has enabled us to attract a coveted demographic of engaged users.

Other innovative businesses include NetEase CC Live streaming, a platform offering various live streaming content with a primary focus on game broadcasting, and NetEase Mail, an email service provider in China, with over one billion registered users as of December 31, 2019.  We derive our innovative businesses and others revenues primarily from Yanxuan, NetEase Cloud Music, NetEase CC Live streaming, advertising services, premium e-mail and other value-added services.

Our persistent focus on core values, coupled with solid execution, has enabled us to weather the numerous seismic global challenges since the late 1990s and thrive in the complex and competitive Chinese internet ecosystem, consistently delivering top- and bottom-line growth and value to our shareholders.  Net revenues for fiscal year 2019 were RMB59,241.1 million, growing by 15.8% year-over-year from RMB51,178.6 million for fiscal year 2018.  Net income from continuing operations attributable to our shareholders for fiscal year 2019 totaled RMB13,275.0 million, increasing by 60.1% from RMB8,291.1 million for fiscal year 2018.  We have instituted quarterly dividend payments since 2014 and have announced several share repurchase programs since 2011.

What we have learned from the past 23 years

We feel fortunate to have chosen the path of pursuing original content creation and building our proprietary know-how and research and development, or R&D, capabilities since the beginning of our journey.  Looking back at the past two decades, only through such pursuit can we truly sustain our leadership position amidst fierce competition in complex business environments, elevate the standards of the Chinese internet industry, and secure an enduring legacy for each of our people who devoted themselves to this worthy endeavor.  As we navigated new market trends and tackled new challenges over the years, the following key insights secured our success.  Here is what worked for us:

At the end of the day, it comes down to original content creation

The ultimate secret sauce for our user acquisition and retention is high-quality original content.  This is true now more than ever, and will increasingly be the touchstone of success in the future.  More specifically on content creation and innovation, we focus on developing IP franchises, as we quickly realized their tremendous potential for multi-platform development and application and multi-channel monetization, and we are proactive in distilling transferable know-how obtained from game development into actionable formulas that benefit the development of our other business ventures.

IP franchises have accelerated our evolution from PC to mobile.  Our evergreen flagship title, Fantasy Westward Journey, initially launched in 2004, with its massive PC user base, provided fertile grounds for the successful debut of Fantasy Westward Journey Mobile in 2015, which later served as the catalyst for the development of Fantasy Westward Journey 3D in 2019.

Developing content franchises in-house also allows us to unleash the full monetization potential of our IP.  For example, Onmyoji, our acclaimed original IP franchise, has already spun off three mobile games, including Onmyoji Arena (multi-player online battle arena, or MOBA, game), Onmyoji:  The Card Game (collectible card games, or CCG), and Onmyoji:  Yokai Koya (simulation game), each a hit in its own right.  As an initial step beyond games, Onmyoji has been adapted into a feature motion picture and a musical and inspired a themed coffee shop.

BUSINESS

We attribute our repeated success in launching original IP franchises to the following:  (i) accumulated native know-how that we leveraged to systematically create high-quality, interactive online content for live, dynamic, every-day enjoyment:  (ii) continually optimizing content and driving user interactions through innovative mechanics, data analytics and technology; and (iii) the ability to attract and manage massive online user bases and stimulate user engagement, by creating fun, differentiated and compelling user experience.

By emulating the essence of our approach to game IP franchise creation, our subsequent ventures into other verticals have been remarkably successful.  Youdao is now widely recognized for its proprietary learning services and products with an abundance of gamified features, as well as effective online course materials.  NetEase Cloud Music introduced differentiated value propositions to users and has fostered a blossoming community featuring a coveted demographic of music lovers.  For example, we had more than 100,000 independent musicians as of December 31, 2019, and their songs were played back more than 270 billion times in 2019.

Sharpening operational know-how is time-consuming, but is of critical importance to sustained long-term growth on a global scale

Looking back at the past 23 years, it has become abundantly clear to us that, fortunately, there is no shortcut to sharpening operational know-how.  Only through such painstaking efforts could we build formidable entry barriers that distinguish us from other players in the industry.  We spent the past two decades tirelessly and diligently honing our operational expertise across various fields.

Our evergreen game IP franchises owe much of their longevity to the operational excellence that has kept users engaged throughout the years.  For example, our Fantasy Westward Journey franchise has been in operation since 2004 and remains highly popular today, with its mobile version ranking second in China and seventh globally in terms of user spending in 2019, according to App Annie.  Much of this achievement results from the almost 30 major expansion packs that we have released during its lifetime so far, as well as our excellence in operating in-game campaigns, carrying out user community maintenance and launching innovative marketing initiatives.  These efforts represent the culmination of years of analysis in user behavior, constantly providing differentiated and compelling user experience that has allowed the franchise to thrive among multiple generations of players.

Our operational expertise, along with our content creation capabilities, uniquely positions us to form more in-depth, mutually beneficial relationships with many global leading IP powerhouses and revered game developers.  For example, we are developing Harry Potter:  Magic Awakened, which will be jointly published with Warner Brothers Studio.

Through successfully customizing international IP franchises for the Chinese market, we extrapolate the know-how to power the introduction of our domestic games to the world.  The success of Knives Out as a shooting game in Japan and its seamless cross-over with Japanese anime IP manifests the powerful content localization capability that we have built throughout the decades.  The chart-topping Identity V is a battle arena game that further secured our position as a leading player in Japan, one of the largest game markets in the world.

We strive for longevity and scalability in our games and beyond

In games and across other business sectors, we always emphasize on not only delivering that initial impression of excitement and freshness, but also ensuring that our products are developed for long-term lifecycle and scalability.  As a result, we consistently introduce games and other products that exhibited remarkable longevity, and replicate proven business models into new business areas with success.  Longevity and scalability of our businesses allows us to maintain a superior cash profile with enhanced revenue visibility.

NetEase has a unique and distinguished track record in building long-lasting games spanning decades.  We are capable of creating long life-cycles amongst our gamers through immersive user experiences and innovative game features.  Our flagship online game titles consistently provide solid support for our online game business with ever- increasing longevity.  The Westward Journey Online mobile game, which traces its origin to the PC-client game under the same title launched in 2001, ranked sixth in terms of user spending among all mobile games in China in 2019, according to App Annie.

BUSINESS

Our systematic approach to developing game content has led to our consistent track record in creating blockbuster titles.  Sharing a powerful centralized reservoir of technology and operational know-how, our game development studios function as creative hubs, each focusing on its respective genres.  The creative sparks are then rigorously evaluated and scrupulously refined for commercial viability.  Together, this model of content development allows us to replicate the success at the product level at scale, with consistent high quality.  Not only did we operate four out of the top ten grossing online games in China in 2019, but our prolific streak also saw consistent roll-out of native blockbuster titles each year, from Onmyoji in 2016, Knives Out in 2017, to Identity V in 2018 and Fantasy Westward Journey 3D in 2019.  Consistent contributions from legacy products and a robust pipeline of new games will continue to drive our revenue visibility and diversification.

Scalability also goes to the ability of our other businesses to efficiently leverage the know-how from our game development and operational expertise.  For example, Youdao leverages a “studio” model of educational content development, which traces our game development roots.  This studio model combines the key aptitudes of our course designers, instructors and engineers into a standardized process on top of which our teachers overlay their pedagogic know-how and subject matter knowledge, creating units of course content that can be deployed and replicated at scale.

We take pride in our user-centric culture to build long-lasting brand recognition

What we mentioned above allowed us to quickly acquire a massive user base early on, but we did not stop there.  Our relentless efforts in delivering amazing user experience shaped our brand image for quality content and services of the highest caliber.  The trusted nature of our brand was in turn highly conducive to driving the willingness of users to contribute where they feel their views are appreciated, valued and impactful toward building a better community.

Looking back, we have come a long way in building our user community and expanding the scope of our service offerings.  As mentioned in our U.S. IPO document, at the time of our listing in the U.S., we primarily offered two types of services:  our NetEase website had 4.9 million registered members and our NetEase Mail had 3 million accounts, as of May 31, 2000.  Two decades later, we offered more than a dozen services for our users and had over 1.0 billion registered e-mail users and over 800 million NetEase Cloud Music registered users as of December 31, 2019, as well as over 100 million Youdao average MAUs in 2019.  As of December 31, 2019, we offered over 140 online games across a wide range of genres through mobile devices and PCs, satisfying the ever-growing and diversifying needs of the global gamer community.

Our user-centric culture has paid off handsomely in terms of valuable know-how for product improvement, optimizing user acquisition cost, and unleashing monetization potential.  Our close attention to shifts in user behavior allowed us to successfully anticipate and capture the rising trend of mobile games, with our first mobile game launched in 2013, the same year that saw the launch of the 4G network in China.  In 2019, 71.4% of our net revenues from online game services were contributed by mobile games.  In addition, we take pride in having built a vibrant online community of users actively contributing to the commentary sections of NetEase Media products.  We also created the Cloud Village community for NetEase Cloud Music, which encourages music listeners to be more engaged with the visual content on our mobile app, thereby extending consumer touchpoints and interaction formats of the traditionally audio-centric content.  Initiatives such as this changed the landscape of how people consume music and unlocked significant potential for continued innovations.

Being user-centric not only shaped our brand, but also defines who we are as a company.  While the nature of our core business has evolved throughout the decades, one thing that remained constant is our acute sense of the shifting trends in user behavior and preferences.  This user-centric approach, coupled with our NetEase brand, is the unifying theme of our various businesses and what propels us into the future.

BUSINESS

R&D investment in innovative technologies is essential, but must be purpose-driven

The importance of strengthening our technological prowess through investments in R&D efforts has always been well recognized and heeded.  More broadly speaking, we always believe that proprietary technological advancement is the lever to uplift the Chinese internet industry onto the world stage.  But it has also been our experience through the decades that at least for us, R&D must be purpose-driven, guided by the principles of commercial viability and applicability to meaningfully improve user experience and efficiency.  As of December 31, 2019, we had more than 10,000 in-house programmers, network engineers and graphic designers dedicated to our R&D activities, accounting for approximately half of our total employee headcount.

Let’s look at a few examples of our technological initiatives.  Our world-class game R&D efforts focus on proprietary game engines that offer creative freedom to game developers, as well as cutting-edge AI know-how that can be adopted in real life, commercially viable use cases to improve the user experience.  Like so many other strategic choices we took, we decided to develop proprietary game engines precisely because it is not an easy path, because it would provide our developers with greater flexibility and self-sufficiency, and because it would pave the way for us to smoothly expand from PC to mobile, as well as to capture the opportunities that future technological breakthroughs may bring.  While we continue to leverage third-party engines to supplement our game development efforts, it is our proprietary game engines, NeoX and Messiah, that set us apart.  In addition, our in-house NetEase Fuxi Lab is one of the leading research institutions in game AI technology globally, which focuses on researching big data, user persona, reinforcement learning, computer vision and graphics, natural language processing, speech synthesis and music generation.  Aside from game R&D, we were unique in our ability to fully incorporate smart devices into an effective hybrid online and offline learning experience, under a variety of use cases such as translation, dictionary searches and online courses.

In addition to in-house R&D, we embrace collaboration with partners around the globe to advance the common cause of technological development.  In 2018, Google announced an automated testing solution developed by us — Airtest Project, which provided much faster test-diagnose-fix cycles for developers than ever before.  Over the years, we have also made strategic investments in multiple overseas game studios with advanced R&D capabilities.  These strategic investments further supplement and improve our in-house knowledge and capability of developing high quality game content across a broad spectrum of genres.

Ultimately, it depends on the people

First and foremost, we owe our success to our founder, director and CEO, William Lei Ding, a well-regarded visionary and thought leader in China’s internet industry.  Mr. Ding has been instrumental in the strategic direction, branding, platform architecture, content, product design and development of NetEase since 1997.

Two other things about the management teams of our business units really stand out.  First, the senior management teams of our business units have been remarkably stable, which has guaranteed the unity of our corporate culture through the decades.  Second, by staying true to the philosophy of approaching new businesses cautiously and steadily pursuing sustainable and differentiated growth, our senior management teams have led our core businesses into established industry leaders with broad user recognition.

We have a passionate workforce with an average age of 29 as of December 31, 2019, allowing us to stay abreast of the latest trends among the young generation of netizens making up the majority of our user base.  We made it a priority to have our people be happy on and off our campuses and be proud to recommend what they have created at work to their families and friends.  Our people reciprocated by putting their hearts and souls into advancing our common enterprise.

We stand out among our peers in our commitment to gender equality.  In recognition of our dedication, the 2020 Bloomberg Gender-Equality Index included us in its global list of 325 public companies that are committed to gender equality in the workplace, an accolade that we are enormously proud of.  We focus on systematic training in order to put our people on the path to long-term career success.  In 2019, our training programs for games staff received the “2019 ATD Excellence in Practice Awards” from the Association for Talent Development, the world’s largest association dedicated to talent development within organizations.

BUSINESS

What we plan to focus on in the future

We will continue to think long-term.  All future strategies will be formulated, evaluated, adjusted, re-formulated, re-evaluated, and re-adjusted around a long-term vision of sustainable excellence and financial success.  We will continue to be prudent regarding capital allocation, with value-creation for shareholders as a priority.

Strengthening our content creation capability.  We will continue to maintain a competitive edge in content creation.  Innovation and originality are critically important in content development.  To enrich and expand our content offerings, we will also enhance our game pipeline across diversified genres to target different user profiles and capture the underserved segments of the market globally.  We also plan to continually deliver premium and differentiated content through our Youdao and other innovative businesses.

Pursuing operational excellence.  Once we create a great product, the best way to maintain product longevity and popularity is through continued innovation and updates.  Building on a wealth of operational experience harvested from more than two decades of cultivation in the Chinese internet industry, we will accelerate the pace of innovation in our operational methods, which we believe will further strengthen our IP franchises and global collaborations.

Growing the community of happy users.  We will continue to place users as our first priority and seek to consistently grow our loyal user base.  The purpose of creating high-quality content and enhancing operational efficiency is to serve our users better:  bring value to them, create an amazing user experience, and in return, users will be attached to our service and product offerings.

Investing in technology and innovation.  Technology has been and will continue to serve as the foundation of our long-term success.  We believe there is no shortcut to investing more capital and human resources into our own future.  Our R&D approach will remain focused on bringing commercially viable technologies into specific applications that can further enhance user experience.

Expanding our global footprint.  We will continue our global expansion, more actively than before.  We execute our globalization strategy with a humble heart.  We aim to pass the knowledge accumulated from our early success onto the development and operation of other NetEase games, and enhance our ability to deliver popular titles to gamers in Japan, the United States, Europe, Southeast Asia and other markets.  We also see a significant opportunity for our intelligent learning and other innovative businesses to grow in overseas markets with large potential user bases and favorable demographic characteristics.

Cultivating a deeper bench of talents.  Attracting and nurturing the right people passionate about our mission is vital to our future growth.  We have done well in the past to promote home-grown talents across our organization.  In the future, we will continue to attract more talents and take good care of our people.

We hope one day in the future, we will be widely recognized globally as a progressive company, a unique company, and a good company.

CORPORATE SOCIAL RESPONSIBILITY

Since our founding, we have been highly committed to environmental, social and corporate responsibility matters.  Through our product and service offerings, we aim to improve people’s lives by leveraging technologies to offer innovative services such as online games, intelligent learning and music streaming.  For example, aspiring to make high-quality education and learning services and products accessible to everyone, we have been making headway in improving and promoting online and live-streamed courses, which make it possible for users in less-developed regions to access quality and diverse educational resources.  We also promote the use of games as educational tools to make learning fun.  In 2018, we localized CodeCombat, a well-known platform for students to learn software programming while playing games.

Furthermore, our Cloud Music platform has become an important avenue for raising awareness for social issues, such as animal protection and children’s wellbeing, through its music and fund-raising campaigns.  Yanxuan has also leveraged its business platform to help local artisans and merchants sell their products in a bid to contribute to China’s poverty reduction efforts.

BUSINESS

In addition, we stand out in our commitment to equality and diversity in our recruitment and promotion policies.  We are included in the Bloomberg Gender-Equality Index’s 2020 global list of 325 public companies that are committed to gender equality in the workplace, an accolade that we are enormously proud of.  We also value diversity highly and currently have employees from more than 30 countries and regions, including the United States, Japan, South Korea and Canada.  We empower each of our talent with our carefully-designed training program.  Two of our training programs were awarded the “2019 ATD Excellence in Practice Awards” by the Association for Talent Development, one of the most authoritative international awards in the global talent development industry.

Given that the majority of our operations are conducted online, we leave limited impact on the environment with a small carbon footprint.  We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency.  All our servers are compliant with industry energy efficiency standards in China, and we intentionally choose partners with a strong commitment to carbon emission reduction in our collaboration with third-party cloud servers.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.

We have adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as financial reporting, information system, internal control, human resources and investment management.

Financial reporting risk management

We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policies, budget management policies, treasury management policies, financial statements preparation policies and finance department and staff management policies. We have various procedures and IT systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Information system risk management

Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We have implemented various internal procedures and controls to ensure that user data is protected and that leakage and loss of such data is avoided.

We believe it is crucial that our users understand how we handle their information so that they can make informed choices in deciding how such information is used and shared. To this end, we collect personal information and data from users only with their prior consent, and we offer our users opt-out or opt-in options. We have established and implemented a strict company- wide policy on data collection, usage, disclosure, transfer and storage. In accordance with our policy, we are required to go through the following procedures: (i) providing notice to users as to why and how their data is being collected and used; (ii) providing users with the choice to opt-out or opt-in; (iii) making continuous efforts to prevent loss or leakage of user data; and (iv) providing users with access to their own personal information collected by us.

We have implemented a network of process and software controls to protect individual personal information and privacy. We encrypt user data in network transmission. For back-end storage, we also use various encryption technologies at software and hardware levels to protect sensitive user data. To minimize the risk of data loss or leakage, we conduct regular data backup and data recovery tests.

We prioritize user data security and privacy by strictly following our defined policy. We have obtained the certificates of ISO 27001 and filing certificates of Classified Protection of Information Security. We have established a coordination mechanism with third-party agencies to handle information security threats in a timely manner.

BUSINESS

At the enterprise level, we established a systematic and universal user account authorization and management mechanism based on which we periodically review the status of user accounts and the related authorization information. We regularly perform security configuration assessment on our databases and servers and implement procedures for system log management.

We have put in place a series of back-up management procedures. We deploy different back-up mechanisms, including local back-ups and offsite back-ups, depending on the needs of our business, to minimize the risk of user data loss or leakage. We have also established protocols for the design, implementation and monitoring of offsite back-ups. We also require any access to or processing of user data to go through strict assessment and approval procedures in order to ensure that only valid and legitimate requests are executed.

We provide information security training to our employees and conduct ongoing trainings, and we discuss any issues or necessary updates from time to time. We also have an emergency response mechanism to evaluate critical risks, formulate disaster response plans and perform emergency drills on a regular basis. In addition, each of our business units is responsible for ensuring that the usage, maintenance and protection of user data are in compliance with our internal information security policy and the applicable laws and regulations.

Internal control risk management

We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, compliance and finance departments as well as our business units to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our company.

In accordance with our internal procedures, our in-house legal department performs the basic function of reviewing and updating the form of contracts we enter into with our consumers, merchants and relevant third-parties. Our legal department examines the contract terms and reviews relevant documents for our business operations, and the necessary underlying due diligence materials, before we enter into any contract or business arrangements.

Our in-house legal department reviews our services for regulatory compliance before they are made available to the general public. Our in-house legal department works with relevant business units to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.

We continually review the implementation of our risk management policies and measures to ensure our policies and implementation are effective and sufficient.

Human resources risk management

We provide regular and specialized training tailored to: (a) the needs of our employees in different departments, and (b) our anti-bribery & corruption policy. We regularly organize internal training sessions conducted by senior employees or outside consultants.

We have in place an employee handbook and a code of conduct approved by our management and have distributed them to all our employees. The handbook contains internal rules and guidelines regarding work ethics, fraud prevention mechanisms, negligence and corruption. We provide employees with regular training as well as resources to explain the guidelines contained in the employee handbook.

We have in place an anti-bribery and corruption policy to safeguard against any corruption within our company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our staff to report any bribery and corruption acts, and our staff can also make anonymous reports to our ethics committee. Our ethics committee is responsible for investigating the reported incidents and taking appropriate measures.

BUSINESS

Investment risk management

We invest in or acquire businesses that are complementary to our business, such as businesses that can expand the services we offer and strengthen our R&D capabilities.

In general, we intend to hold our investments for the long term. In order to protect our interests as shareholders and control the potential risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.

Our finance department monitors the deal performance on a regular basis. Our finance and legal departments cooperate with deal team on deal analysis, communication, execution, risk control and reporting. Any material factors will be timely reported to the senior management or board of director for further decision.

Audit committee experience and qualification and board oversight

We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations. The audit committee consists of three members, namely Michael Leung, Alice Cheng and Joseph Tong, all of whom are independent non-executive directors. Michael Leung is the chairperson of the audit committee.

We also maintain an internal audit department which is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee and senior management on any issues identified. Our internal audit department members hold regular meetings with management to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified are channelled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors, if necessary.

Ongoing measures to monitor the implementation of risk management policies

Our audit committee, internal audit department and senior management together monitor the implementation of our risk management policies on an ongoing basis to ensure our policies and implementation are effective and sufficient.

CUSTOMERS AND SUPPLIERS

We have a broad base of customers, and our five largest customers accounted for less than 3% of our total revenue for each of the years ended December 31, 2017, 2018 and 2019.

Our five largest suppliers accounted for less than 41% of our purchases for each of the years ended December 31, 2017, 2018 and 2019; and none of them individually accounted for more than 30% of our annual purchases over this same period.  As of May 25, 2020, based on publicly available information, none of our directors or their close associates (as defined in the Hong Kong Listing Rules) or Shining Globe International Limited, our controlling shareholder, held a 5% or more shareholding interest in our top five suppliers.

EMPLOYEES

Our R&D staff consisted of 10,279 employees as of December 31, 2019.

BUSINESS

INSURANCE

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practices in our industry.  Our employee-related insurance consists of pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing funds, as required by Chinese laws and regulations.  We also purchase supplemental commercial medical insurance and accident insurance for our employees.

In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under laws of People’s Republic of China, or PRC laws.  We do not maintain keyman life insurance, insurance policies covering damages to our network infrastructures or information technology systems.  We carry property insurance with low coverage limits that may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.  We also do not maintain insurance policies against risks relating to the contractual arrangements.  During the years ended December 31, 2017, 2018 and 2019, we did not make any material insurance claims in relation to our business.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and the three months ended March 31, 2020 and 2019 and as of March 31, 2020, including certain new disclosures made in connection with the Listing.

The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and Item 5.  “Operating and Financial Review and Prospects” in our 2019 Annual Report as well as our unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and 2020 and as of March 31, 2020, included as Exhibit 99.1 of our report on Form 6-K furnished to the SEC on May 29, 2020 and the related disclosures contained herein and therein.

OVERVIEW

We have a successful online game business, developing and operating a rich portfolio of highly popular titles.  Leveraging on our user insights and execution expertise, we have also incubated and developed in-house a pipeline of successful businesses, including our intelligent learning platform, Youdao, and other innovative businesses, ranging from music streaming and private label e-commerce to internet media and e-mail services, among others.

We achieved strong operating results for the years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020.  We generated net revenues of RMB44,437.4 million, RMB51,178.6 million, RMB59,241.1 million and RMB17,062.4 million (US$2,409.7 million) in 2017, 2018 and 2019 and the three months ended March 31, 2020, respectively.  Our net income from continuing operations was RMB11,683.6 million, RMB8,616.1 million, RMB13,468.6 million and RMB3,950.7 million (US$557.9 million) in 2017, 2018 and 2019 and the three months ended March 31, 2020, respectively.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our ability to continue to deliver original and compelling content and service offerings and effectively operate our existing products

We take pride in being an original content provider.  Our continued success in producing and delivering original and compelling content and services to our users largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the digital content and service industries.  We seek to identify trend-setting content and services while striving to maintain the longevity and vitality of our existing products by effectively leveraging our rich operational know-how.  In particular, as we generate a substantial amount of revenues from our online game services, our ability to successfully update and expand our existing game franchises and maintain a pipeline of new games across diversified genres and geographic regions will affect our future revenue and financial results.

Our ability to grow our user base and drive user engagement and loyalty

We have built a massive and highly engaged user base across our business segments.  We generate a substantial part of our revenues through sales of in-game virtual items and play time, merchandise sales, music streaming, advertising services and tuition fees for online courses.  Our ability to generate these revenues is affected by the size of our user base and the level of their engagement.  Our ability to continue to grow our user base and engagement is driven by various factors, including our ability to offer diverse, attractive and relevant content and services, deliver differentiated and superior user experiences, improve the community features on our platforms and enhance our brand reputation.

FINANCIAL INFORMATION

Our ability to continue to develop proprietary technologies and apply them meaningfully

We have demonstrated capabilities in developing proprietary technologies and applying technology to enhance our products and services and improve our user experience, which is a critical competitive advantage of ours and a key factor that affects our operations and financial results.  We have successfully developed industry-leading proprietary game, AI, big data and other technologies and integrate these technologies into our products and services, and we will continue to significantly invest in developing and upgrading our technology with a focus on optimizing our products and services and delivering a superior and differentiated user experience.

Our ability to manage our costs and expenses effectively across all business segments

Our results of operations are affected by our ability to effectively control our costs and expenses across all of our business segments.  We incur revenue sharing costs, including fees shared with distribution channel providers, game developers and other third parties related to mobile games, course instructors related to Youdao’s services and others in connection with our other innovative businesses, which may increase in absolute amounts in the near term as we continue to scale up our operations across our business segments.  We may also incur higher content costs in the near term as we continue to expand our product and service offerings to cater to the evolving user needs.  Our ability to continue to manage and control our cost of revenues, including revenue sharing costs and content costs, while maintaining the high-quality and attractiveness of our products and services will have a significant impact on our business, financial condition and results of operations.

We have incurred substantial R&D expenses as we developed more products and improved our content offerings and technologies to deliver high quality services and value to our users.  We strongly believe that R&D must be guided by the principles of commercial viability and applicability, and we plan to continue making purpose-driven investment in technologies.  We have also been able to maintain our sales and marketing expenses as a relatively low percentage of our net revenues due to our strong brand reputation.  Our ability to sell and market our products and services cost-effectively depends on our ability to continue to leverage our existing brand value, grow and monetize our user bases, and improve our sales and marketing efficiency.

Our ability to make successful strategic investments and acquisitions

We have made, and intend to make, strategic investments and acquisitions.  Our investment and acquisition strategy is focused on strengthening our content development and R&D capabilities, creating strategic synergies across our businesses, and enhancing our overall value.  Our strategic investments and acquisitions may affect our future financial results, including our margins and net income.  In addition, some of our acquisitions and investments may not be successful.  We have recorded net investment losses in equity method investees and impairment provisions related to certain equity investments in the past and may incur net investment losses or impairment provisions in the future.

COMPONENTS OF RESULTS OF OPERATIONS

Revenue

The following table sets forth our revenue by segment for the periods indicated:

	For the three months ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(unaudited)		(unaudited)	(unaudited)
	(in thousands, except for percentages)
Net revenues:
Online game services	11,850,184	82.2	13,518,244	1,909,141	79.2
Youdao	225,731	1.6	541,388	76,459	3.2
Innovative businesses and others	2,346,294	16.2	3,002,735	424,067	17.6
Total net revenues	14,422,209	100.0	17,062,367	2,409,667	100.0

FINANCIAL INFORMATION

We generate our revenues from the provision of online game services, Youdao and other innovative businesses and services.  No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020, respectively.

Cost of Revenues

The following table sets forth our cost of revenues by segment for the periods indicated:

	For the three months ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(unaudited)		(unaudited)	(unaudited)
	(in thousands, except for percentages)
Cost of revenues:
Online game services	(4,299,345)	(64.3)	(4,851,831)	(685,209)	(63.1)
Youdao	(172,836)	(2.6)	(305,663)	(43,168)	(4.0)
Innovative businesses and others	(2,212,354)	(33.1)	(2,527,251)	(356,916)	(32.9)
Total cost of revenues	(6,684,535)	(100.0)	(7,684,745)	(1,085,293)	(100.0)

Operating Expenses

The following table sets forth our operating expenses for the periods indicated:

	For the three months ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(unaudited)		(unaudited)	(unaudited)
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(1,158,090)	(29.1)	(1,863,071)	(263,116)	(38.1)
General and administrative expenses	(786,850)	(19.8)	(885,434)	(125,047)	(18.1)
Research and development expenses	(2,037,694)	(51.1)	(2,142,649)	(302,600)	(43.8)
Total operating expenses	(3,982,634)	(100.0)	(4,891,154)	(690,763)	(100.0)

Share-based compensation cost

The following table sets forth the allocation of our share-based compensation costs for the periods indicated:

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Share-based compensation cost included in:
Cost of revenues	(199,209)	(207,915)	(29,363)
Selling and marketing expenses	(25,247)	(24,811)	(3,504)
General and administrative expenses	(197,858)	(230,371)	(32,535)
Research and development expenses	(198,485)	(202,717)	(28,629)
Total	(620,799)	(665,814)	(94,031)

FINANCIAL INFORMATION

NetEase 2009 and 2019 Restricted Share Unit Plans

In October 2019, we adopted our 2019 Restricted Share Unit Plan, or the 2019 RSU Plan,  for our employees, directors and consultants. We have reserved 322,458,300 ordinary shares for issuance under this plan. The 2019 RSU Plan was adopted by a resolution of the board of directors and became effective on October 15, 2019 for a term of ten years unless sooner terminated.

In November 2009, we adopted our 2009 Restricted Share Unit Plan, or the 2009 RSU Plan, for our employees, directors and consultants. We reserved 323,694,050 ordinary shares for issuance under this plan. The 2009 RSU Plan expired on November 16, 2019 in accordance with its terms.

For the three months ended March 31, 2019 and 2020, we recorded share-based compensation cost of RMB620.8 million and RMB665.8 million (US$94.0 million), respectively, for awards granted under the 2009 RSU Plan and 2019 RSU Plan, as well as the other share incentive plans discussed as below.

As of March 31, 2020, total unrecognized compensation cost related to unvested awards granted under the 2009 RSU Plan and 2019 RSU Plan, adjusted for estimated forfeitures, was RMB3,872.6 million (US$546.9 million), which is expected to be recognized through the remaining vesting period of each grant.  As of March 31, 2020, the weighted average remaining vesting period was 2.35 years.

Other share incentive plans

Beginning in 2014, certain of our subsidiaries granted options exercisable for ordinary shares to certain of our employees.  For the three months ended March 31, 2019 and 2020, we recorded RMB7.2 million and RMB23.4 million (US$3.3 million), respectively, in compensation expenses for the share options granted under these plans.

While certain share options which have been granted will become vested or would commence vesting upon their applicable vesting commencement date, the occurrence of the applicable vesting conditions is not within our control and is not deemed probable to occur for accounting purposes until the vesting commencement date.  For such share options, zero compensation expenses were recorded.  As of March 31, 2020, there were RMB314.8 million (US$44.5 million) in unrecognized share-based compensation expenses related to such share options which are expected to be recognized when the relevant vesting conditions are met.

FINANCIAL INFORMATION

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated.  In September 2019, we sold our Kaola e-commerce business to Alibaba Group Holding Limited. As a result, Kaola has been deconsolidated and Kaola’s historical financial results are reflected in our consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, financial results discussed herein refer to our continuing operations.

	For the three months ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(unaudited)		(unaudited)	(unaudited)
	(in thousands, except for percentages)
Statement of Operations and Comprehensive Income Data:
Net revenues:	14,422,209	100.0	17,062,367	2,409,667	100.0
Cost of revenues:	(6,684,535)	(46.3)	(7,684,745)	(1,085,293)	(45.0)
Gross profit	7,737,674	53.7	9,377,622	1,324,374	55.0

Operating expenses:
Selling and marketing expenses	(1,158,090)	(8.0)	(1,863,071)	(263,116)	(10.9)
General and administrative expenses	(786,850)	(5.5)	(885,434)	(125,047)	(5.2)
Research and development expenses	(2,037,694)	(14.1)	(2,142,649)	(302,600)	(12.6)
Total operating expenses	(3,982,634)	(27.6)	(4,891,154)	(690,763)	(28.7)

Operating profit	3,755,040	26.1	4,486,468	633,611	26.3
Other income/(expenses):
Investment income/(losses), net	155,824	1.1	(109,731)	(15,497)	(0.6)
Interest income, net	172,206	1.2	345,184	48,749	2.0
Exchange (losses) / gains	(39,520)	(0.3)	244,057	34,467	1.4
Other, net	37,164	0.3	66,708	9,421	0.4
Income before tax	4,080,714	28.4	5,032,686	710,751	29.5
Income tax	(1,266,685)	(8.8)	(1,082,033)	(152,812)	(6.3)

Net income from continuing operations	2,814,029	19.6	3,950,653	557,939	23.2
Net loss from discontinued operations	(350,755)	(2.4)	—	—	—
Net income	2,463,274	17.2	3,950,653	557,939	23.2

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(68,783)	(0.5)	(386,019)	(54,516)	(2.3)
Net (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(12,373)	(0.1)	(13,628)	(1,925)	(0.1)
Net income attributable to NetEase, Inc.’s shareholders	2,382,118	16.6	3,551,006	501,498	20.8
Net income from continuing operations attributable to NetEase, Inc.’s shareholders	2,732,873	19.0	3,551,006	501,498	20.8
Net loss from discontinued operations attributable to NetEase, Inc.’s shareholders	(350,755)	(2.4)	—	—	—
Net income	2,463,274	17.2	3,950,653	557,939	23.2

Share-based compensation cost included in:
Cost of revenues	199,209	1.4	207,915	29,363	1.2
Selling and marketing expenses	25,247	0.2	24,811	3,504	0.1
General and administrative expenses	197,858	1.4	230,371	32,535	1.4
Research and development expenses	198,485	1.4	202,717	28,629	1.2

FINANCIAL INFORMATION

Three months ended March 31, 2020 compared to three months ended March 31, 2019

We have organized our operations into the following segments:  online game services, Youdao and innovative business and others.  These segments reflect the way we evaluate, view and run our business operations.  The following table sets forth the net revenues and cost of revenues by segment for the periods presented as derived from our unaudited condensed interim consolidated financial information.

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	US$
	(unaudited in thousands)
Net revenues:
Online game services	11,850,184	13,518,244	1,909,141
Youdao	225,731	541,388	76,459
Innovative businesses and others	2,346,294	3,002,735	424,067
Total net revenues	14,422,209	17,062,367	2,409,667

Cost of revenues:
Online game services	(4,299,345)	(4,851,831)	(685,209)
Youdao	(172,836)	(305,663)	(43,168)
Innovative businesses and others	(2,212,354)	(2,527,251)	(356,916)
Total cost of revenues	(6,684,535)	(7,684,745)	(1,085,293)

Net revenues

Total net revenues increased by 18.3% to RMB17,062.4 million (US$2,409.7 million) in the three months ended March 31, 2020 from RMB14,422.2 million in the corresponding period of 2019.  Net revenues from online game services, Youdao and innovative businesses and others constituted 79.2%, 3.2% and 17.6%, respectively, of our total net revenues in the three months ended March 31, 2020, compared with 82.2%, 1.6% and 16.2%, respectively, in the corresponding period of 2019.

FINANCIAL INFORMATION

Online game services

Net revenues from online game services increased by 14.1% to RMB13,518.2 million (US$1,909.1 million) in the three months ended March 31, 2020 from RMB11,850.2 million in the corresponding period of 2019.  The increase was principally attributable to higher net revenues from our mobile games and PC games.  The growth in net revenues mainly resulted from mobile games such as Fantasy Westward Journey 3D, Identity V, Onmyoji, and Onmyoji:  The Card Game and Fantasy Westward Journey mobile game, as well as PC games such as Fantasy Westward Journey Online and New Westward Journey Online II.  Our mobile game portfolio now consists of over 100 diverse games.  Net revenues from mobile games and PC games represented 70.3% and 29.7% of total net revenues from online game services in the three months ended March 31, 2020, respectively, compared to 72.1% and 27.9% in the corresponding period of 2019, respectively.  The following table sets forth a breakdown by mobile games and PC games as a percentage of our net revenues from online games services for the periods indicated:

	For the three months ended March 31,
	2019	2020
	%	%

Online game service net revenues:
Mobile games	72.1	70.3
PC games	27.9	29.7
Total online game services net revenues	100.0	100.0

Net revenues from our in-house developed games increased by 9.8% to RMB11,871.7 million (US$1,676.6 million) in the three months ended March 31, 2020 from RMB10,810.4 million in the corresponding period of 2019 as a result of the expansion in our offering of in-house developed games, in particular our mobile games.  Net revenues from licensed games increased by 58.3% to RMB1,646.5 million (US$232.5 million) in the three months ended March 31, 2020 from RMB1,039.8 million in the corresponding period of 2019, which was mainly attributable to certain of our games licensed from international game developers.  Net revenues generated from licensed games represented 9.6% and 7.2% of our total net revenues in the three months ended March 31, 2020 and the corresponding period of 2019, respectively.  The following table sets forth a breakdown by in-house developed games and licensed games as a percentage of our net revenues from online games services for the periods indicated:

	For the three months ended March 31,
	2019	2020
	%	%

Online game service net revenues:
In-house developed games	91.2	87.8
Licensed games	8.8	12.2
Total online game services net revenues	100.0	100.0

Youdao

Net revenues from our Youdao segment increased by 139.8% to RMB541.4 million (US$76.5 million) in the three months ended March 31, 2020 from RMB225.7 million in the corresponding period of 2019.  The increase was mainly attributable to increased revenue from its learning services and products.

Innovative businesses and others

Net revenues from the innovative businesses and others segment increased by 28.0% to RMB3,002.7 million (US$424.1 million) in the three months ended March 31, 2020 from RMB2,346.3 million in the corresponding period of 2019.  This increase mainly resulted from increases in revenue contribution by our NetEase Cloud Music, NetEase CC live streaming and Yanxuan e-commerce businesses.

FINANCIAL INFORMATION

Cost of revenues

Our cost of revenues increased by 15.0% to RMB7,684.7 million (US$1,085.3 million) in the three months ended March 31, 2020 from RMB6,684.5 million in the corresponding period of 2019.  The increase was mainly due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties and content costs.  In the three months ended March 31, 2020, costs relating to online game services, Youdao and innovative businesses and others represented 63.1%, 4.0% and 32.9% of total cost of revenues, respectively, as compared with 64.3%, 2.6% and 33.1% of the total cost of revenues, respectively, in the corresponding period of 2019.

Online game services

Cost of revenues from our online game services increased by 12.9% to RMB4,851.8 million (US$685.2 million) in the three months ended March 31, 2020 from RMB4,299.3 million in the corresponding period of 2019.  The increase in cost of revenues was primarily due to an increase in revenue sharing costs with distribution channel providers, game developers and other third parties related to mobile games, which was primarily due to the launch of various in-house developed and licensed mobile games in the first quarter of 2020.

Youdao

Cost of revenues from Youdao increased by 76.9% to RMB305.7 million (US$43.2 million) in the three months ended March 31, 2020 from RMB172.8 million in the corresponding period of 2019, which was primarily attributable to increased traffic acquisition costs and revenue sharing costs with key instructors to support the promotion and expansion of Youdao’s online course offerings.

Innovative businesses and others

Cost of revenues from our innovative businesses and others increased by 14.2% to RMB2,527.3 million (US$356.9 million) in the three months ended March 31, 2020 from RMB2,212.4 million in the corresponding period of 2019.  The increase in cost of revenues was primarily due to increased content costs and revenue sharing costs related to our NetEase CC live streaming and NetEase Cloud Music platforms.

Gross profit

Our gross profit increased by 21.2% to RMB9,377.6 million (US$1,324.4 million) in three months ended March 31, 2020 from RMB7,737.7 million in the corresponding period of 2019.

The following table sets forth the consolidated gross profits and gross profit margins of our business activities for the periods indicated as derived from our condensed consolidated financial information.  The gross profit margins in three months ended March 31, 2019 and 2020 were calculated by dividing our gross profits over our net revenues for the corresponding type of services.

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(unaudited in thousands)
Gross profit:
Online game services	7,550,839	8,666,413	1,223,932
Youdao	52,895	235,725	33,291
Innovative businesses and others	133,940	475,484	67,151
Total gross profit	7,737,674	9,377,622	1,324,374

Gross profit margin:
Online game services	63.7%	64.1%	64.1%
Youdao	23.4%	43.5%	43.5%
Innovative businesses and others	5.7%	15.8%	15.8%
Total gross profit margin	53.7%	55.0%	55.0%

FINANCIAL INFORMATION

Gross profit margin for online game services in the three months ended March 31, 2020 remained stable compared to the corresponding period of 2019.  The increase of gross profit margin for Youdao was mainly due to increased revenues, improved economies of scale and faculty compensation structure optimization related to its learning services and products.  The increase in gross profit margin for innovative businesses and others was mainly due to increased net revenues from NetEase Cloud Music.

Operating expenses

Total operating expenses increased by 22.8% to RMB4,891.2 million (US$690.8 million) in the three months ended March 31, 2020 from RMB3,982.6 million in the corresponding period of 2019 as a result of increases across selling and marketing expenses, general and administrative expenses as well as research and development expenses.  The following table sets forth our operating expenses for the periods indicated as derived from our condensed consolidated financial information.

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(unaudited in thousands)
Operating expenses:
Selling and marketing expenses	(1,158,090)	(1,863,071)	(263,116)
General and administrative expenses	(786,850)	(885,434)	(125,047)
Research and development expenses	(2,037,694)	(2,142,649)	(302,600)
Total operating expenses	(3,982,634)	(4,891,154)	(690,763)

Selling and marketing expenses increased by 60.9% to RMB1,863.1 million (US$263.1 million) in the three months ended March 31, 2020 from RMB1,158.1 million in the corresponding period of 2019, primarily due to the increased marketing spending on our online games and Youdao learning services and products.

General and administrative expenses increased slightly by 12.5% to RMB885.4 million (US$125.0 million) in the three months ended March 31, 2020 from RMB786.9 million in the corresponding period of 2019, primarily due to an increase in credit losses related to our accounts receivable.

Research and development expenses increased by 5.2% to RMB2,142.6 million (US$302.6 million) in the three months ended March 31, 2020 from RMB2,037.7 million in the corresponding period of 2019, primarily due to an increase in staff-related costs, mainly as a result of increased headcount for our online game services and Youdao as well as higher salaries, bonuses and other benefits paid to our research and development teams during the first quarter of 2020, including share-based compensation.

Other income/(expenses)

The following table sets forth our other income/(expenses) for the periods indicated as derived from our condensed consolidated financial information.

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(unaudited in thousands)
Other income/(expenses)
Investment income/(losses), net	155,824	(109,731)	(15,497)
Interest income, net	172,206	345,184	48,749
Exchange (losses) / gains	(39,520)	244,057	34,467
Other, net	37,164	66,708	9,421

FINANCIAL INFORMATION

Other income/(expenses) in the three months ended March 31, 2020 mainly consisted of investment income related to short-term investments, interest income, foreign exchange gain, offset in part by foreign exchange losses, government incentives, impairment provisions related to certain equity investments, net investment gain in equity method investees and fair value change related to our equity investments with readily determinable fair value and other financial instruments.

Investment losses were RMB109.7 million (US$15.5 million) in the three months ended March 31, 2020 compared to investment income of RMB155.8 million in the corresponding period of 2019.  Investment losses in the three months ended March 31, 2020 consists primarily of:  (i) an unrealized loss from fair value change of RMB327.0 million (US$46.2 million) in the three months ended March 31, 2020 compared to an unrealized gain from fair value change of RMB129.9 million in the corresponding period of 2019, and (ii) impairment provisions related to certain investments of RMB6.6 million (US$0.9 million) in the three months ended March 31, 2020 compared to RMB96.1 million in the corresponding period of 2019, which was offset in part by investment income related to short-term investments of RMB153.1 million (US$21.6 million), compared to RMB124.6 million in the corresponding period of 2019.

Interest income increased to RMB345.2 million (US$48.7 million) in the three months ended March 31, 2020 from RMB172.2 million in the corresponding period of 2019, primarily due to an increase in our net cash balance, which included total cash and cash equivalents, time deposits and restricted cash balance minus short-term loans.  We incurred interest expenses of RMB98.5 million (US$13.9 million) in the three months ended March 31, 2020 related to our short-term loans.

We incurred net foreign exchange gains of RMB244.1 million (US$34.5 million) in the three months ended March 31, 2020, compared to net foreign exchange losses of RMB39.5 million in the corresponding period of 2019, both of which are primarily due to the translation gains and losses arising from our U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

Other, net increased to RMB66.7 million (US$9.4 million) in the three months ended March 31, 2020 from RMB37.2 million in the corresponding period of 2019.  We received and recognized unconditional government incentives of RMB115.4 million (US$16.3 million) in the three months ended March 31, 2020, compared to RMB36.1 million in the corresponding period of 2019.  In the three months ended March 31, 2020, we also made donations of RMB75.7 million (US$10.7 million) to provide support to fight against the COVID-19 pandemic.

Income tax

Income tax decreased to RMB1,082.0 million (US$152.8 million) in the three months ended March 31, 2020 from RMB1,266.7 million in the corresponding period of 2019.  Our effective tax rate in the three months ended March 31, 2019 and 2020 was 31.0% and 21.5%, respectively, which represents certain estimates by our company as to the tax obligations and benefits applicable to it in each quarter.

Net income

Net income attributable to our shareholders in three months ended March 31, 2020 comprised of a net income from continuing operations attributable to our shareholders of RMB3,551.0 million (US$501.5 million) and net income from discontinued operations attributable to our shareholders of nil, compared to a net income from continuing operations of RMB2,732.9 million and a net loss from discontinued operations of RMB350.8 million in the corresponding period of 2019.

FINANCIAL INFORMATION

Year ended December 31, 2019 compared to year ended December 31, 2018

Net revenues

Online game services

The following table sets forth a breakdown by mobile games and PC games as a percentage of our net revenues from online games services for the periods indicated:

	For the year ended December 31,
	2018	2019
	%	%

Online game service net revenues:
Mobile games	71.0	71.4
PC games	29.0	28.6
Total online game services net revenues	100.0	100.0

The following table sets forth a breakdown by in-house developed games and licensed games as a percentage of our net revenues from online games services for the periods indicated:

	For the year ended December 31,
	2018	2019
	%	%

Online game service net revenues:
In-house developed games	90.5	90.4
Licensed games	9.5	9.6
Total online game services net revenues	100.0	100.0

Year ended December 31, 2018 compared to year ended December 31, 2017

Net revenues

Online game services

The following table sets forth a breakdown by mobile games and PC games as a percentage of our net revenues from online games services for the periods indicated:

	For the year ended December 31,
	2017	2018
	%	%

Online game service net revenues:
Mobile games	70.8	71.0
PC games	29.2	29.0
Total online game services net revenues	100.0	100.0

FINANCIAL INFORMATION

The following table sets forth a breakdown by in-house developed games and licensed games as a percentage of our net revenues from online games services for the periods indicated:

	For the year ended December 31,
	2017	2018
	%	%

Online game service net revenues:
In-house developed games	89.2	90.5
Licensed games	10.8	9.5
Total online game services net revenues	100.0	100.0

LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through operating cash flows and existing capital resources.  As of March 31, 2020, we had RMB5,592.8 million (US$789.9 million) in cash and cash equivalents, RMB54,365.1 million (US$7,677.8 million) in time deposits and RMB19,373.4 million (US$2,736.0 million) in short-term investments.  Net cash provided by continuing operating activities was RMB6,500.6 million (US$918.1 million) in the three months ended March 31, 2020.  We had short-term borrowings of RMB19,624.5 million (US$2,771.5 million) as of March 31, 2020.  On August 9, 2018, we entered into a three-year US$500.0 million revolving loan facility agreement with a group of four arrangers.  As of March 31, 2020, we had an undrawn balance of US$300.0 million under this credit facility.  We also entered into several uncommitted loan credit facility agreements provided by a certain financial institution.  As of March 31, 2020, US$1,034.5 million of such credit facilities has not been utilized.

Cash Flows

The following table sets forth summary consolidated cash flow data for the periods indicated as derived from our consolidated financial statements.

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(unaudited in thousands)
Net cash provided by continuing operating activities	2,625,861	6,500,649	918,067
Net cash used in continuing investing activities	(4,037,261)	(2,478,387)	(350,015)
Net cash (used in)/provided by financing activities	411,135	(1,393,899)	(196,856)

Continuing operating activities

Cash provided by continuing operating activities was RMB6,500.6 million (US$918.1 million) and RMB2,625.9 million for the three months ended March 31, 2020 and 2019, respectively.

For the three months ended March 31, 2020, cash provided by continuing operating activities consisted primarily of:  (i) our net income from continuing operations of RMB3,950.7 million (US$557.9 million), (ii) an increase in deferred revenue of RMB1,379.1 million (US$194.8 million), (iii) an increase in tax payable of RMB1,234.1 million (US$174.3 million), (iv) depreciation and amortization charges of RMB690.1 million (US$97.5 million), (v) share- based compensation cost of RMB665.8 million (US$94.0 million), (vi) fair value change of equity security investments and other financial instruments of RMB327.0 million (US$46.2 million) and (vii) impairment loss for investment of RMB6.6 million (US$0.9 million), partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB1,534.3 million (US$216.7 million) and (B) fair value changes of short-term investments of RMB153.1 million (US$21.6 million).

For the three months ended March 31, 2019, cash provided by continuing operating activities consisted primarily of:  (i) our net income from continuing operations of RMB2,463.3 million, (ii) share-based compensation cost of RMB620.8 million, (iii) depreciation and amortization charges of RMB581.2 million, (iv) an increase in deferred revenue of RMB151.6 million, and (v) impairment loss for investment of RMB96.1 million, partially offset by (A) an increase in accounts receivable, prepayments and other current assets of RMB1,588.5 million and, (B) fair value change of equity security investments and other financial instruments of RMB129.9 million and (C) fair value changes of short-term investments of RMB124.6 million.

FINANCIAL INFORMATION

Continuing investing activities

Cash used in continuing investing activities was RMB2,478.4 million (US$350.0 million) and RMB4,037.3 million, for the three months ended March 31, 2020 and 2019, respectively.

For the three months ended March 31, 2020, cash used in continuing investing activities mainly consisted of:  (i) placement/rollover of matured time deposits of RMB11,667.5 million (US$1,647.8 million), (ii) purchase of short-term investments of RMB10,070.0 million (US$1,422.2 million), (iii) net change in short-term investments with terms of three months or less of RMB780.5 million (US$110.2 million), (iv) purchase of intangible assets, content and licensed copyrights of RMB306.8 million (US$43.3 million), (v) investment in equity method investees and other long-term investments of RMB205.0 million (US$29.0 million) and (vi) purchase of property, equipment and software of RMB164.3 million (US$23.2 million), partially offset by (A) proceeds from maturity of time deposits of RMB13,640.6 million (US$1,926.4 million), (B) proceeds from maturity of short-term investments with terms over three months of RMB6,888.0 million (US$972.8 million) and (C) proceeds from disposal of long-term investments and businesses of RMB197.0 million (US$27.8 million).

For the three months ended March 31, 2019, cash used in continuing investing activities mainly consisted of:  (i) placement/rollover of matured time deposits of RMB16,596.5 million, (ii) purchase of short-term investments of RMB4,890.0 million, (iii) purchase of intangible assets, content and licensed copyrights of RMB851.6 million, (iv) investment in equity method investees and other long-term investments of RMB392.0 million and (v) purchase of property, equipment and software of RMB369.6 million, partially offset by (A) proceeds from maturity of time deposits of RMB15,959.5 million, (B) proceeds from maturity of short-term investments with terms over three months of RMB2,311.3 million, (C) amounts received from disposed businesses of RMB651.2 million and (D) proceeds from sale of property, equipment and software of RMB3.8 million.

Long-term investments

The following table sets forth a breakdown of our long-term investments by accounting treatment as of the dates indicated:

	December 31, 2017	December 31, 2018	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	RMB	US$
				(unaudited)	(unaudited)
	(in thousands)
Investments in equity method investees	563,896	736,551	1,137,774	1,178,773	166,475
Equity investments with readily determinable fair values	828,260	612,465	3,551,545	3,264,128	460,983
Equity investments without readily determinable fair values	1,291,620	3,896,092	4,604,549	4,774,116	674,234
Total long-term investments	2,683,776	5,245,108	9,293,868	9,217,017	1,301,692

For the years ended December 31, 2017, 2018 and 2019, our significant equity method investees primarily included Zhejiang Yixin Technology Co., Ltd (formerly known as “Hangzhou Yixin Technology Co., Ltd.”), a joint venture we established with China Telecom Corp. Ltd., and two limited partnerships engaging in investments in online game businesses.

As of March 31, 2020, our investees of equity investments with readily determinable fair values primarily included Alibaba Group Holding Limited, Huatai Securities Company Limited and Shenzhen Transsion Holding Limited.

FINANCIAL INFORMATION

Equity investments without readily determinable fair value represent investments in privately held companies with no readily determinable fair value.  We do not have significant influence on these investees, or the investments are not common stock or in substance common stock.

We recorded equity share of losses of RMB12.2 million, RMB98.3 million and equity share of earnings of RMB4.3 million and RMB46.2 million (US$6.5 million) for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2020, respectively, which was included in “investment income, net” in our consolidated statements of operations and comprehensive income.

We recorded fair value loss of RMB215.8 million, fair value gain of RMB763.2 million and fair value loss of RMB327.0 million (US$46.2 million) related to the equity investments with readily determinable fair value for the year ended December 31, 2018 and 2019 and March 31, 2020, respectively, which was included in “investment income, net” in our consolidated statements of operations and comprehensive income.  Prior to adoption of ASU 2016-01, we recorded an unrealized fair value loss of RMB23.3 million in other comprehensive income for the year ended December 31, 2017.

We recognized a gain of RMB9.6 million, nil, RMB86.1 million and RMB20.3 million (US$2.9 million) related to the disposal of our investments in equity securities without readily determinable fair value as “investment income, net” in our consolidated statements of operations and comprehensive income for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2020.

We recognized impairment provision of RMB58.5 million, RMB133.6 million, RMB168.4 million and RMB6.6 million (US$0.9 million) related to certain of the equity investments as “investment income, net” in our consolidated statements of operations and comprehensive income for the years ended December 31, 2017, 2018 and 2019 and three months ended March 31, 2020, respectively.

Short-term investments

As of December 31, 2017, 2018 and 2019 and March 31, 2020, our short-term investments mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased.  As of December 31, 2017, 2018, 2019 and March 31, 2020, the effective yields of our short-term investments ranged from 2.00% to 5.30% per annum, 1.90% to 5.50% per annum, 2.00% to 4.25% per annum, and 2.00% to 4.13% per annum, respectively.

In 2017, 2018, 2019 and the three months ended March 31, 2020, we recorded investment income related to short-term investments of RMB389.5 million, RMB463.5 million and RMB657.6 million and RMB153.1 million (US$21.6 million), respectively.

Financing activities

For the three months ended March 31, 2019 and 2020, cash provided by or used in financing activities was all from continuing operations.  There were no financing activities from discontinued operations during this period.

Cash provided by continuing financing activities was RMB411.1 million for the three months ended March 31, 2019, and cash used in continuing financing activities was RMB1,393.9 million (US$196.9 million)  for the three months ended March 31, 2020.

For the three months ended March 31, 2020, cash used in continuing financing activities mainly resulted from:  (i) cash paid for repurchase of our shares and purchase of Youdao’s shares of RMB2,560.9 million (US$361.7 million) and (ii) dividends paid in the amount of RMB926.5 million (US$130.9 million), partially offset by net changes in short-term loans with terms of three months or less of RMB2,539.6 million (US$358.7 million).

For the three months ended March 31, 2019, cash provided by continuing financing activities mainly resulted from:  (i) net changes in short-term loans with terms of three months or less of RMB741.1 million and (ii) capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders, net of RMB68.6 million, partially offset by dividends paid in the amount of RMB413.6 million.

FINANCIAL INFORMATION

Management of capital resources

In the three months ended March 31, 2020, we accrued RMB270.1 million (US$38.1 million) withholding tax liabilities, associated with our quarterly dividends and cash expected to be distributed from our PRC subsidiaries to companies in our corporate group outside of China for general corporate purposes.  We repatriated a portion of these earnings and paid related withholding income tax in the three months ended March 31, 2020.  For the foreseeable future, we intend to reinvest all remaining undistributed earnings as of March 31, 2020 in our PRC subsidiaries, and accordingly no other withholding tax is expected to be incurred.

CAPITAL EXPENDITURES

Our principal capital expenditures for the three months ended March 31, 2020 consisted mainly of new servers in connection with the operation of our businesses for a total of RMB164.3 million (US$23.2 million).

WORKING CAPITAL

We recorded net current assets of RMB38,197.6 million, RMB33,606.7 million, and RMB46,862.0 million and RMB46,813.7 million (US$6,611.4 million) respectively, as of December 31, 2017, 2018 and 2019 and March 31, 2020.  The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	December 31, 2017	December 31, 2018	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	RMB	US$
				(unaudited)	(unaudited)
	(in thousands)
Current assets:
Cash and cash equivalents	2,467,467	4,977,432	3,246,373	5,592,847	789,861
Time deposits	30,603,369	32,900,287	53,487,075	50,515,092	7,134,094
Restricted cash	5,886,367	4,692,050	3,150,354	3,507,105	495,298
Accounts receivable, net	3,539,594	4,002,487	4,169,358	4,559,441	643,916
Inventories, net	984,228	1,065,615	650,557	562,117	79,386
Prepayments and other current assets	3,126,796	3,925,205	4,817,422	6,060,421	855,895
Short-term investments	9,702,609	11,674,775	15,312,595	19,373,366	2,736,042
Assets held for sale	5,637,330	5,477,869	271,278	50,751	7,167
Total current assets	61,947,760	68,715,720	85,105,012	90,221,140	12,741,659
Current liabilities:
Accounts payable	1,070,976	1,201,210	1,212,303	1,197,007	169,050
Salary and welfare payables	2,076,160	2,799,212	2,957,360	2,429,147	343,061
Taxes payable	1,561,920	2,260,646	3,156,513	4,390,606	620,072
Short-term loans	6,623,502	13,658,554	16,828,226	19,624,535	2,771,514
Deferred revenue	6,049,903	7,718,485	8,602,227	9,981,353	1,409,636
Accrued liabilities and other payables	4,331,937	5,005,190	5,292,774	5,546,607	783,331
Short-term operating lease liabilities	—	—	191,454	238,071	33,622
Liabilities held for sale	2,035,716	2,465,713	2,156	87	12
Total current liabilities	23,750,114	35,109,010	38,243,013	43,407,413	6,130,298

Taking into account cash and cash equivalents on hand, our operating cash flows and the available bank facilities, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this current report on Form 6-K.

FINANCIAL INFORMATION

OFF-BALANCE SHEET ARRANGEMENTS.

We did not have any material off-balance sheet arrangements in the three months ended March 31, 2020.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

All of our short-term bank borrowings as of March 31, 2020 were at fixed rates. Based on our interest instruments as of March 31, 2020, a 10% change in the interest rate would result in an increase or decrease of RMB34.5 million (US$4.9 million) of our total amount of net interest income or of RMB15.3 million (US$2.2 million) of our total amount of investment income from short-term investments for the three months ended March 31, 2020.

Foreign currency risk

We translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards.  As a result of this foreign currency translation, we reported net foreign exchange gain of RMB244.1 million (US$34.5 million) in the three months ended March 31, 2020, compared to net foreign exchange losses of RMB39.5 million in the three months ended March 31, 2019.

As of March 31, 2020, we had U.S. dollar-denominated debt outstanding of US$2,533.0 million.  If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our interest payments on this debt in Renminbi terms would have increased/decreased by RMB27.1 million (US$3.8 million).

As of March 31, 2020, we had U.S. dollar-denominated cash and cash equivalents and time deposits of US$4,824.8 million.  If the U.S. dollar had appreciated/depreciated by 10% against the Renminbi, our U.S. dollar- denominated cash and cash equivalents and time deposits as of March 31, 2020 would have increased/decreased by RMB3,416.3 million in Renminbi terms.

DIVIDEND POLICY

In May 2014, our board of directors approved a quarterly dividend policy commencing in 2014. Under this policy, quarterly dividends were set at an amount equivalent to approximately 25% of our anticipated net income after tax in each fiscal quarter. In the second quarter of 2019, our board of directors determined that quarterly dividends will be set at an amount equivalent to approximately 20%-30% of our anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. Our board of directors declared dividends on our ordinary shares which were equivalent to US$0.69, US$1.04, US$4.14 and US$1.02 per ADS for the first, second, third and fourth quarters of 2019, respectively. Our board of directors also approved an additional special dividend equivalent to US$3.45 per ADS in the third quarter of 2019. All dividends declared in 2019 have been paid. In May 2020, our board of directors approved the Q1 Dividend, and we expect to make dividend payments on June 23, 2020 to shareholders of record as of the close of business on June 12, 2020.

Prior to June 11, 2020 (U.S. Eastern Time), the price of our ADSs traded on Nasdaq reflects the entitlement of such ADS holders to receive the Q1 Dividend. June 11, 2020 (U.S. Eastern Time) is the first day of trading when the buyers of our ADSs are no longer entitled to the Q1 Dividend, because trades executed on June 11, 2020 will settle the day after the record date of the Q1 Dividend, making it too late for the buyers to receive the dividend. Therefore, the price of our ADSs will be adjusted down on June 11, 2020 to reflect the ex-dividend nature of ADSs bought on or after such date.

We are a holding company incorporated in the Cayman Islands, and our ability to pay dividends to our shareholders depends upon dividends, loans or advances that we receive from our subsidiaries and VIEs.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement (including the fees and expenses payable thereunder), to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

SHINING GLOBE INTERNATIONAL LIMITED

The following section sets forth supplemental information relating to the Shining Globe International Limited to satisfy certain disclosure requirements in connection with the Listing.

CONTROLLING SHAREHOLDERS

As of May 25, 2020, Shining Globe International Limited holds 1,456,000,000 ordinary shares, representing approximately 44.7% of our total issued share capital, and is our controlling shareholder.

Shining Globe International Limited is wholly-owned by Shining Globe Holding Limited, which is in turn wholly-owned by Shining Globe Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee.  William Lei Ding, our founder, chief executive officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust, with the beneficiaries of the Trust being William Lei Ding and his family; as such, Shining Globe International Limited, together with the entities and person that control it, will be our controlling shareholders.

INDEPENDENCE FROM CONTROLLING SHAREHOLDERS

Having considered the following factors, our directors are satisfied that we are capable of carrying on our business independently of our controlling shareholders and their close associates after the Listing.

Management independence

Our business is managed and conducted by our board and senior management.  Our board consists of seven directors, of whom six are independent directors unrelated to our controlling shareholders.

Our directors consider that our board and senior management will function independently of our controlling shareholders because:

(a)                                 each director is aware of his/her fiduciary duties as a director, which require, among other things, that he/she acts for the benefit, and in the interests, of us and does not allow any conflict between his/her duties as a director and his/her personal interests;

(b)                                 our daily management and operations are carried out by our senior management, all of whom have substantial experience in our and our subsidiaries’, or our group’s, business and/or the industry in which we operate, and will be able to make decisions that are in our best interest;

(c)                                  we have six independent directors and certain matters of us will always be referred to them for review and/or approval;

(d)                                 in the event that there is a potential conflict of interest arising out of any transaction to be entered into between our group and our directors or their respective associates, the interested director(s) is required to declare the nature of his/her interest before voting at the relevant meeting(s) in respect of that transaction; and

(e)                                  we have adopted a series of corporate governance measures to manage conflicts of interest, if any, between our group and our controlling shareholders that would support our independent management; see below “— Corporate Governance Measures.”

Operational independence

We are not operationally dependent on our controlling shareholders.  We (through our subsidiaries) hold all material licenses and owns all relevant intellectual properties and research and development facilities necessary to carry on our business.  We have sufficient capital, facilities, equipment and employees to operate our business independently of our controlling shareholders.  Our access to, and relationship with, our customers and suppliers are independent of our controlling shareholders, and we have an independent management team that operates our business.

SHINING GLOBE INTERNATIONAL LIMITED

Financial Independence

We have independent internal control and accounting systems.  We also have an independent finance department responsible for discharging the treasury function, and an audit committee comprising solely of independent directors to oversee our accounting and financial reporting processes.  We are capable of obtaining financing from third parties, if necessary, without reliance on our controlling shareholders.

No loans or guarantees provided by, or granted to, our controlling shareholders or their respective associates will be outstanding as of May 25, 2020.

Based on the above, our directors believe that our board as a whole and together with our senior management team are able to manage, operate and carry on our business independently of, and do not place undue reliance on, our controlling shareholders and their respective close associates.

DISCLOSURE UNDER RULE 8.10 OF THE HONG KONG LISTING RULES

Our controlling shareholders and/or our directors may, from time to time, make minority investments or hold non-executive board positions in entities that operate in, or have subsidiaries that operate in, the broader industries in which our three business segments also operate.  As our controlling shareholders and/or directors have no executive or shareholding control over any of these entities, and these entities have separate businesses with separate management and shareholder bases that control their entities, our controlling shareholders will not inject any of their interested entities into our group; and to the extent our directors hold non-executive board positions or make minority investments in these entities, we believe that this strengthens the experience and diversity of our directors, as a group, and signifies their passion for the industries in which we operate.

Our controlling shareholders and directors confirm that as of May 25, 2020, they did not have any interest in a business, apart from the business of our group, which competes or is likely to compete, directly or indirectly, with our business that would require disclosure under Rule 8.10 of the Hong Kong Listing Rules.

CORPORATE GOVERNANCE MEASURES

Our directors recognize the importance of good corporate governance in protecting our shareholders’ interests.  We have adopted the following measures to ensure good corporate governance standards and to avoid potential conflicts of interest between our group and our controlling shareholders:

(a)                                 where our directors reasonably request the advice of independent professionals, such as financial advisors, the appointment of such independent professionals will be made at our expense;

(b)                                 we have appointed Credit Suisse (Hong Kong) Limited as our compliance advisor to provide advice and guidance to us in respect of compliance with the applicable laws, as well as the Hong Kong Listing Rules, including various requirements relating to corporate governance; and

(c)                                  we have established our audit committee, compensation committee, nominating and corporate governance committee with written terms of reference in compliance with the rules of the Nasdaq.  All of the members of our audit committee, including the chairman, are independent directors.

Based on the above, our directors are satisfied that we have sufficient corporate governance measures in place to manage conflicts of interest that may arise between us and our controlling shareholders, and to protect our minority shareholders’ interests after the Listing.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning certain of our major shareholders subsequent to the filing of our 2019 Annual Report.

Unless specifically noted, the following table summarizes the beneficial ownership of our ordinary shares held as of May 25, 2020 by:

(a)                                 each of our directors and our executive officers;

(b)                                 our directors and our executive officer as a group; and

(c)                                  each person known to us to beneficially own more than 5% of our total outstanding ordinary shares.

The calculations are based on 3,257,915,456 ordinary shares issued as of May 25, 2020.

Beneficial ownership is determined in accordance with SEC rules and regulations.  In calculating the number of ordinary shares beneficially owned by a person and the percentage of ownership held by that person, we have included ordinary shares that the person has a right to acquire within 60 days, including through the exercise of any option, warrant or other right, the vesting of any RSUs, or the conversion of any other security; these ordinary shares are not included when calculating the percentage of ownership held by any other person.

Number of Shares Beneficially Owned
	Number		Percentage
5% Shareholder

Shining Globe International Limited/William Lei Ding(1) c/o NetEase, Inc., NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.	1,456,000,000		44.7%

Orbis Investment Management Limited c/o Orbis House, 25 Front Street, Hamilton HM 11, Bermuda and Allan Gray Australia Pty Limited c/o Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.	167,410,775	(2)	5.1	%(2)

Executive Officers and Directors(3)
Charles Zhaoxuan Yang	*		*
Alice Cheng	*		*
Denny Lee	*		*
Joseph Tong	*		*
Lun Feng	*		*
Michael Leung	*		*
Michael Tong	*		*
All current directors and executive officers as a group (8 persons)(4)	1,456,907,000		44.7%

Notes:

*                                         Less than 1%.

MAJOR SHAREHOLDERS

(1)                                 Shining Globe International Limited is the record owner of 1,456,000,000 ordinary shares, consisting of 1,406,000,000 ordinary shares and 2,000,000 ADSs.  Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by the Trust, for which TMF (Cayman) Ltd. acts as the trustee.  William Lei Ding, our founder, chief executive officer and a director, is the sole director of Shining Globe International Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust.  The beneficiaries of the Trust are William Lei Ding and his family.

(2)                                 Based on the number of ADSs included in the Schedule 13F dated May 15, 2020, filed with the SEC by Orbis Investment Management Limited and Allan Gray Australia Pty Limited.

(3)                                 The address of our current executive officers and directors is c/o NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052.

(4)                                 Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding.  This amount includes ordinary shares issuable upon the vesting of RSUs held by our directors and executive officers as a group.

Solely based on public filings with the SEC as of May 25, 2020, other than William Lei Ding, there are no shareholders who hold more than 10% of our total issued share capital.